NOTICE AND MANAGEMENT INFORMATION CIRCULAR OF
ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON JUNE 16, 2026

DATED MAY 6, 2026

LARGO INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the holders of common shares ("Common Shares") of Largo Inc. ("Largo" or the "Company") will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on June 16, 2026, at 10:00 a.m. (Toronto time), for the following purposes:

1. to receive Largo's audited consolidated financial statements for the year ended December 31, 2025, and the auditor's report thereon;

2. to fix the number of directors of Largo to be elected at the Meeting at five (5);

3. to elect the directors of Largo;

4. to appoint KPMG LLP as Largo's auditors, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration;

5. to authorize and approve the Company's Amended and Restated Share Compensation Plan; and

6. to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The specific details of the matters to be considered at the Meeting are set forth in the accompanying management information circular.

Registered shareholders (being shareholders who hold their Common Shares directly, registered in their own names) and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person or by proxy. Beneficial shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, however they will not be able to vote at the Meeting.

As a shareholder of Largo, it is very important that you read the accompanying management information circular dated May 6, 2026 (the "Circular") and other Meeting Materials (as defined below) carefully. They contain important information with respect to voting your Common Shares and attending and participating at the Meeting.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are a beneficial shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy or voting instruction form identifying such proxyholder by 10:00 a.m. (Toronto time) on June 12, 2026.

If you are a registered shareholder and are unable to attend the Meeting, please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company, Largo's transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number, no later than 10:00 a.m. (Toronto time) on June 12, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy or voting instruction form that you receive in accordance with the instructions provided to you by your broker or by the other intermediary.

Largo's directors have fixed April 30, 2026 as the record date. Holders of Common Shares at the close of business on April 30, 2026 are entitled to receive notice of and to vote at the Meeting or any postponement(s) or adjournment(s) thereof.

Notice-and-Access

The Company is using "notice-and-access" to deliver to shareholders the Company's audited consolidated financial statements for the year ended December 31, 2025 and related management's discussion and analysis, the Circular, and any other proxy-related materials (the "Meeting Materials") by providing electronic access to such documents instead of mailing paper copies. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders.

The Meeting Materials are available electronically at docs.tsxtrust.com/2319, on the Company's website at www.largoinc.com, and under our profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.html. Shareholders are reminded to review the Circular prior to voting.

Shareholders may request to receive paper copies of the Meeting Materials by mail at no cost. Requests may be made up to one year from the date the Meeting Materials were filed on SEDAR+. Should you wish to receive a paper copy of the Meeting Materials or if you have any questions about notice-and-access, please contact our transfer agent, TSX Trust Company, by calling toll-free, within North America, at 1 866 600 5869, or by email at tsxtis@tmx.com. A paper copy will be sent to you within three (3) business days of receiving your request if received in advance of the Meeting or within ten (10) calendar days if a request is received on or after the date of the Meeting. If you wish to receive a paper copy of any of these documents before the June 12, 2026 voting deadline, please contact TSX Trust Company by June 5, 2026.

DATED at Toronto, Ontario on May 6, 2026.

By order of the Board of Directors

(Signed) "Alberto Arias"
Director, Chair of the Board and Co-Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Largo Inc. for use at the annual general and special meeting of shareholders (the "Meeting") to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on June 16, 2026, at 10:00 a.m. (Toronto time), or at any postponement(s) or adjournment(s) thereof. See "Voting Information - Voting Your Common Shares at the Meeting - Attending and Participating at the Meeting".

The Meeting has been called for the purposes set forth in the Notice of Annual General and Special Meeting of Shareholders (the "Notice of Meeting") that accompanies this Circular.

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Largo", or the "Company", refer to Largo Inc. and references to the "Board" refer to our board of directors.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of our annual information form dated March 31, 2026 (the "Annual Information Form") for the year ended December 31, 2025. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular is made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular is expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with the Canadian securities regulatory authorities available at www.sedarplus.com and with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Information" in the Annual Information Form for additional details with respect to forward-looking statements.

Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as at May 6, 2026.

References in this Circular to (i) $ or C$ are to Canadian dollars, (ii) US$ are to United States dollars, (iii) R$ are to Brazilian reais, and (iv) CHF are to Swiss francs. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

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Currency	Year Ended December 31
	2025	2024	2023
One United States dollar in Canadian dollars	$1.3978	$1.3698	$1.3497

One Brazilian real in Canadian dollars	$0.2503	$0.2553	$0.2704

One Swiss franc in Canadian dollars	$1.6846	$1.4818	$1.5024

On May 4, 2026, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = C$1.3611, Brazilian reais into Canadian dollars, was R$1.00 = C$0.2743, and Swiss francs into Canadian dollars was CHF 1.00 = C$1.7375.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

GENERAL PROXY INFORMATION

This Circular provides the information you need in order to vote at the Meeting.

• If you are a registered shareholder of common shares of the Company ("Common Shares") and are unable to attend the Meeting please date and execute the accompanying form of proxy and return it in the envelope provided to TSX Trust Company, Largo's transfer agent, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number, no later than 10:00 a.m. (Toronto time) on June 12, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

• If you are not a registered shareholder, meaning your Common Shares are held through your broker or through another intermediary, you may receive either a form of proxy or a voting instruction form ("VIF") and should follow the instructions provided to you by your broker, intermediary, or our agent in the VIF.

See "Voting Your Common Shares By Proxy - Appointing a Proxyholder", and "Attending and Participating at the Meeting" below under "Voting Information".

The solicitation of proxies will be primarily by mail, subject to the use of the notice-and-access provisions ("Notice-and-Access Provisions") under National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") and National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), but proxies may also be solicited in person, by telephone or other form of correspondence. Proxies may also be solicited personally by directors, officers or regular employees of the Company. Those persons will not receive any extra compensation for those activities. The Company may pay brokers or other persons holding Common Shares in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to certain beneficial owners of Common Shares and obtaining proxies from them. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by the Company.

NOTICE-AND-ACCESS

The Company is using the Notice-and-Access Provisions for the Meeting. The Notice-and-Access Provisions allow issuers to deliver proxy-related materials by posting electronic versions of proxy-related materials online, via SEDAR+ and one other website, and sending a notice (the "N&A Notice") informing shareholders that this Circular and proxy related materials have been posted and explaining how to access such materials.

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Shareholders will receive paper copies of a notice package via pre-paid mail containing the N&A Notice and a form of proxy (if a registered shareholder) or a voting instruction form (if a beneficial shareholder). The N&A Notice contains the information prescribed by NI 51-102 and NI 54-101, including instructions on how to access the proxy materials, including this Circular, the Company's audited consolidated financial statements for the year ended December 31, 2025, and related management's discussion and analysis, and any other proxy-related materials (collectively, the "Meeting Materials").

The Meeting Materials are available electronically at docs.tsxtrust.com/2319, on the Company's website at www.largoinc.com, and under our profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.html. Shareholders may request to receive paper copies of the Meeting Materials by mail at no cost. Requests may be made up to one (1) year from the date the Meeting Materials were filed on SEDAR+. Should you wish to receive a paper copy of the Meeting Materials or if you have any questions about notice-and-access, please contact our transfer agent, TSX Trust Company, by calling toll-free, within North America, at 1 866 600 5869, or by email at tsxtis@tmx.com. A paper copy will be sent to you within three (3) business days of receiving your request if received in advance of the Meeting or within ten (10) calendar days if a request is received on or after the date of the Meeting. If you wish to receive a paper copy of any of these documents before the June 12, 2026 voting deadline, please contact TSX Trust Company by June 5, 2026.

Notice packages are being sent to both registered and beneficial shareholders. If you are a beneficial shareholder, and we or our agent have sent these materials directly to you, your name, address and information about your shareholdings have been obtained in accordance with applicable securities regulatory requirements from the broker or other intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. See "Voting Information - Voting Your Common Shares at the Meeting".

VOTING INFORMATION

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

VOTING MATTERS

At the Meeting, shareholders are voting on:

• fixing the number of directors;

• the election of directors;

• the appointment of Largo's auditors, to hold office until the next annual meeting of shareholders, and the authorization of the directors to fix their remuneration; and

• the authorization and approval of the Company's Amended and Restated Share Compensation Plan (as defined herein).

WHO CAN VOTE

The record date for the Meeting is April 30, 2026 (the "Record Date").

Our transfer agent will prepare a list, as of the close of business on the Record Date, of the registered holders of Common Shares. A holder of Common Shares whose name appears on such list is entitled to vote the Common Shares on such list at the Meeting, or any postponement or adjournment thereof. No person becoming a shareholder after the Record Date shall be entitled to receive notice of, or to vote at, the Meeting or any postponement or adjournment thereof.

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VOTING YOUR COMMON SHARES AT THE MEETING

Registered Shareholders

You are a registered shareholder if your Common Shares are registered directly in your name.

If you are a registered shareholder at the close of business on the Record Date, you may attend, participate and vote at the Meeting or give another person authority to represent you and vote your Common Shares at the Meeting, as described below under the heading "Voting Your Common Shares by Proxy".

Beneficial shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, however they will not be able to vote at the Meeting. If you are a beneficial shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Voting Your Common Shares By Proxy - Appointing a Proxyholder", and "Attending and Participating at the Meeting" below.

Beneficial Shareholders

It is possible that your Common Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution, or in the name of a clearing agency (such as The Canadian Depository for Securities Limited in Canada, or the Depositary Trust Company in the United States), of which the intermediary is a participant. If your Common Shares are registered in the name of an intermediary, you are a beneficial shareholder. Beneficial shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Beneficial shareholders may be non-objecting beneficial owners ("NOBOs") or objecting beneficial owners ("OBOs"). You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

Applicable securities regulatory policies require intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Your intermediary is entitled to vote the Common Shares held by it and beneficially owned by you on the Record Date. However, it must first seek your instructions as to how to vote your Common Shares or otherwise make arrangements so that you may vote your Common Shares directly. An intermediary is not entitled to vote the Common Shares held by it without written instructions from the beneficial owner.

Beneficial shareholders may attend and participate in the Meeting (either themselves or through a proxyholder) or by proxy by providing voting instructions using the VIF (or other accompanying form). Alternatively, some beneficial shareholders may be able to vote by telephone or online and should refer to the VIF (or other accompanying form) for further details and instructions.

If a beneficial shareholder wishes to participate (either personally or through a nominee) and vote the Common Shares registered in the name of an intermediary at the Meeting, it is critical to follow the required procedures for appointing proxyholders. Beneficial shareholders may appoint themselves or a nominee as proxyholder by carefully following the instructions for appointing a proxyholder contained in the VIF (or other accompanying form) and ensuring that such request is communicated to the appropriate person indicated in the VIF (or other accompanying form) well in advance of the Meeting and in accordance with such instructions.

Beneficial shareholders who wish to vote by proxy at the Meeting using the accompanying VIF (or other accompanying form) should carefully follow the instructions contained in the VIF (or other accompanying form) and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting in accordance with such instructions.

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Attending and Participating at the Meeting

The Company is holding the Meeting at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on June 16, 2026, at 10:00 a.m. (Toronto time). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting.

Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, however they will not be able to participate or vote at the Meeting. See "Appointing a Proxyholder" below.

VOTING YOUR COMMON SHARES BY PROXY

You may vote before the Meeting by completing the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing, in accordance with the instructions provided therein, and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Largo's transfer agent, TSX Trust Company, prior to 10:00 a.m. (Toronto time) on June 12, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

• by mail, to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1 (a pre-addressed return envelope is enclosed);

• by hand or by courier to TSX Trust Company, at 100 Adelaide Street W., Ste. 301, Toronto, ON, M5H 4H1;

• by fax to +1 416 595 9593; or

• by internet at www.voteproxyonline.com, using your 12 digit control number which can be found on your proxy.

Beneficial shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Common Shares, or you can let your proxyholder decide for you.

All Common Shares represented by properly completed proxies received by Largo's transfer agent, TSX Trust Company, no later than 10:00 a.m. (Toronto time) on June 12, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair of the meeting is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Common Shares on your form of proxy, your proxyholder must vote your Common Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Common Shares as he or she sees fit. In the absence of a specified choice, the persons named in the enclosed form of proxy will vote the Common Shares FOR each of the matters referred to in this Circular.

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Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement or adjournment of the Meeting) and to vote your Common Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Largo. Simply fill in the proxyholder's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are Mr. Alberto Arias, Co-Chief Executive Officer, Mr. Diogo Silva, Chief Financial Officer, and Mr. Jim Yang, Corporate Accountant, are appointed to act as your proxyholder.

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or VIF as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Common Shares MUST submit their proxy or VIF (as applicable) appointing such third party proxyholder, as described below, by 10:00 a.m. (Toronto time) on June 12, 2026.

The persons named in the form of proxy accompanying this Circular are officers and/or directors of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the form of proxy, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by either striking out the names of the persons designated in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1 by facsimile at 1 416 595 9593, or by the internet at www.voteproxyonline.com and entering your 12 digit control number no later than 10:00 a.m. (Toronto time) on Friday, June 12, 2026 (or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Meeting in the event of an adjournment of the Meeting) or depositing the completed and executed form of proxy with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Voting instructions may also be provided by internet by following the instructions on the form of proxy.

Revoking Your Proxy

If you submit a proxy, you may revoke it at any time before it is used by doing any one of the following:

• you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Toronto time) on June 12, 2026, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

• you may deliver a signed written statement, stating that you want to revoke your proxy, to our Chief Executive Officer no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 199 Bay Street, Commerce Court West, Suite 5300, Toronto, ON M5L 1B9; or

• in any other manner permitted by law.

If you are a beneficial shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to further or other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

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If you sign and return a form of proxy and matters that are not now known to management should properly come before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the named proxy.

If you sign and return a VIF, your Common Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting or at any postponement or adjournment thereof, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

VOTING SHARES AND PRINCIPAL HOLDERS

The Common Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of Common Shares are entitled to one (1) vote per share. The attendance of at least two (2) people holding or representing by proxy at least 10% of the total number of votes attached to the issued Common Shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 4, 2026, 101,089,300 Common Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Largo, based upon filings made with Canadian securities regulators on or before the date of this Circular, other than as described below, no other persons beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of our voting securities.

Mr. Alberto Arias, a director of Largo, owns, or has direction and/or control over an aggregate of 32,957,053 Common Shares, representing approximately 32.6% of the issued and outstanding Common Shares, as follows: (a) 26,468,209 Common Shares held by Arias Resource Capital Fund II LP (over which Mr. Arias has direction and control as the director of its general partner); (b) 4,918,033 Common Shares held by Arias Resource Capital Fund III LP (over which Mr. Arias has direction and control as the director of its general partner); (c) 1,501,731 Common Shares held by Arias Resource Capital Fund II (Mexico) LP (over which Mr. Arias has direction and control as the director of its general partner); (d) 62,533 Common Shares held directly; and (e) 6,547 Common Shares held by Arias Resource Capital GP Ltd. (over which Mr. Arias has direction and control as its director). Our remaining directors and executive officers, as a group, beneficially own or control or direct, directly or indirectly, less than one percent (1%) of our outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the year ended December 31, 2025 and the auditor's report thereon will be presented at the Meeting.

2. NUMBER OF DIRECTORS

The Company is required to have a minimum of three (3) and a maximum of fifteen (15) directors. At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at five (5).

The persons named in the accompanying form of proxy intend to vote FOR fixing the number of directors to be elected at the Meeting at five (5).

3. ELECTION OF DIRECTORS

The governance committee of the Board (the "Governance Committee") has recommended, and the Board has determined to nominate, each of the five (5) persons listed below for election as a director at the Meeting. Four (4) of the five (5) nominees are current members of our Board, and one (1) nominee, Mr. Alonso Checa, is a new nominee (see "Nominees for Election as Directors" below). The Board recommends that shareholders vote FOR the election of each of the five (5) nominees as directors.

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Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

Director Nominees of the ARC Funds

Pursuant to an Amended and Restated Governance Agreement dated March 9, 2012 and an Amended and Restated Director Nomination Agreement dated as of January 28, 2016, entered into among the Company, certain initial investors, and the general partner of each of Arias Resource Capital Fund LP, Arias Resource Capital Fund II LP and Arias Resource Capital Fund II (Mexico) LP (collectively, the "ARC Funds"), of which our director, Mr. Alberto Arias, is the sole director of their respective General Partners, the ARC Funds currently possess the right to nominate three (3) individuals to our Board. The nominee directors of the ARC Funds are Mr. Alberto Arias, Mr. Daniel Tellechea and Mr. Alonso Checa. For additional information in respect of the ARC Funds' nomination rights, see the Annual Information Form.

Majority Voting

With respect to the election of directors, in non-contested elections, the Company has adopted a majority voting policy. Subject to the provisions of the policy, in order to be elected as a director, a nominee must receive more votes for his or her election than are withheld. See "Statement of Corporate Governance Practices - Board of Directors - Majority Voting Policy" in this Circular.

Other than Mr. Alonso Checa, each of the nominees for election as director was elected as a director of Largo at our annual general meeting of shareholders held on May 12, 2025. Based on proxies representing 45,626,173 Common Shares that were deposited for use at that meeting, the incumbent nominees received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Alberto Arias	83.27%	31,061,877

David Brace	98.17%	36,620,985

Daniel Tellechea	98.13%	36,605,044

Andrea Weinberg	95.57%	35,649,578

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the five (5) nominees whose names are set forth below as directors:

Alberto Arias	Daniel Tellechea
David Brace Alonso Checa	Andrea Weinberg

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees, and any other person in place of any nominee unable to serve.

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The following table sets forth biographical and other information on each proposed nominee for election as a director:

Alberto Arias Florida, United States Director Since: April 11, 2011 Age: 59	Mr. Arias is the Founder and Portfolio Manager of Arias Resource Capital Management LP and has over 30 years of experience in the field of international mining finance. Prior to founding Arias Resource Capital Management LP, Mr. Arias worked for eight years at Goldman Sachs, most recently acting as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warburg as Executive Director and Analyst covering the Latin American metals and mining sector.
Principal Occupation (Past 5 years): Portfolio Manager of Arias Resource Capital Management LP; Co-Chief Executive Officer of the Company (November 2025 to Present)
Other Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
32,957,053(6)	Nil	C$51,083,432	173,309	C$51,352,061
Current Board and Committee Positions/Membership and Attendance
Member of the Board (Executive Chair)
Member, Compensation Committee (Chair)
Member, Governance Committee
Member, Operations Committee (Chair)
Member, Sales Committee (Chair)
Member, Clean Energy Committee (Chair)	Board Meetings Attended 2025: 7 of 7 - 100%
Compensation Committee Meetings Attended 2025: 1 of 1 - 100%
Governance Committee Meetings Attended 2025: 2 of 2 - 100%
Operations Committee Meetings Attended 2025: 8 of 8 - 100%
Sales Committee Meetings Attended 2025: 8 of 8 - 100%
Clean Energy Committee Meetings Attended 2025: N/A
David Brace Ontario, Canada Director Since: June 26, 2012 Age: 73	Mr. Brace served as Chief Executive Officer of Karmin Exploration Inc. from September 2011 to October 2019. Between January through September of 2011, Mr. Brace served as President of Lambton Capital Inc., a private investment firm focused on evaluating mining investments. Prior to this, Mr. Brace served as the Chief Executive Officer and a director of GlobeStar Mining Corporation until that company's acquisition by Perilya Limited in December of 2010. Prior to this, Mr. Brace served as Executive Vice-President of Business Development with Aur Resources until August of 2007. Mr. Brace earned a B.Sc. in Geology at the University of Toronto and an MBA in Accounting and Finance at the University of British Columbia. Mr. Brace was appointed as the lead director of Largo (the "Lead Director"), effective November 13, 2025.

Principal Occupation (Past 5 years): Consultant of Karmin Exploration Inc.
Other Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
36,277	Nil	C$56,229	173,309	C$324,858

Current Board and Committee Positions/Membership and Attendance
Independent(7) Member of the Board Member, Audit Committee (Chair) Member, Compensation Committee Member, Operations Committee	Board Meetings Attended 2025: 7 of 7 - 100%
Audit Committee Meetings Attended 2025: 4 of 4 - 100%
Compensation Committee Meetings Attended 2025: 1of 1 - 100%
Operations Committee Meetings Attended 2025: 8 of 8 - 100%

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Alonso Checa Lima, Peru Age: 37	Mr. Checa is a Director on the investment team at Arias Resource Capital Management with over 14 years of experience in M&A transactions in the metals sector. Mr. Checa previously worked for J.P. Morgan in the Latin America Investment Banking and M&A Advisory team, focused on mining, for five years. Mr. Checa also served as Board Member at Compañía Minera Kolpa prior to its sale to Endeavour Silver (NYSE:EXK). Mr. Checa holds a bachelor's degree in economics from Universidad del Pacifico.
Principal Occupation (Past 5 years): Director at Arias Resource Capital Management LP; Board Member at Compañia Minera Kolpa (April 2019 to May 2025)
Other Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	Nil	Nil
Current Board and Committee Positions/Membership and Attendance
Independent(7) Member of the Board	Board Meetings Attended 2025: Not applicable
Daniel Tellechea Arizona, United States Director Since: July 9, 2015 Age: 80	Mr. Tellechea was appointed Interim Chief Executive Officer of Largo in February 2023. He has business experience in Brazil and extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. between 2007 and 2014, a Toronto based mining company listed on the Toronto Stock Exchange ("TSX"), with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, he served as the Managing Director of Finance and Administration for Asarco's parent, Grupo Mexico from 1994 to 2003 and also served as Asarco's Chief Financial Officer and Vice-President of Finance for Southern Copper Corporation from 1999 to 2003, which was majority owned by Grupo Mexico.
Principal Occupation (Past 5 years): Interim Chief Executive Officer of the Company (2023 to November 2025); Co-Chief Executive Officer of the Company (November 2025 to Present); Consultant
Other Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
232,986	0	C$361,128	172,364	C$628,293
Current Board and Committee Positions/Membership and Attendance
Member of the Board Member, Operations Committee Member, Sales Committee Member, Compensation Committee	Board Meetings Attended 2025: 7 of 7 - 100%
Operations Committee Meetings Attended 2025: 8 of 8 - 100%
Sales Committee Meetings Attended 2025: 8 of 8 - 100%
Compensation Committee Meetings Attended 2025: 1 of 1 - 100%

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Andrea Weinberg Sao Paulo, Brazil Director Since: April 26, 2023 Age: 52	Ms. Weinberg has over 25 years of experience in the financial markets working at companies such as Cosan S.A., BTG Pactual Asset Management, BlackRock for Latin American and Global Emerging Market funds, AllianceBernstein and Dynamo Administradora de Recursos covering commodities (metals & mining, pulp and paper and oil), among other things. Before joining the buy-side industry, Ms. Weinberg worked as a sell-side analyst at Merrill Lynch (2004 to 2007) and Goldman Sachs (1998 to 2004) covering the metals & mining sector. Ms. Weinberg holds a Bachelor of Science in Chemical Engineering from Universidade Federal do Rio de Janeiro and a Master's Degree in Financial Engineering & Operations Research from Columbia University.
Principal Occupation (Past 5 years): Director, Cosan S.A. (2022 to December 2025); Associate Partner, BTG Pactual Asset Management (2019 to 2022).
Other Public Company Directorships: None
Securities Held
Common Shares(1)	RSUs(2)	At-Risk Value of Common Shares and RSUs(3)	Options(4)	At-Risk Value of Common Shares, RSUs and Options(5)
Nil	Nil	Nil	137,931	C$213,793
Current Board and Committee Positions/Membership and Attendance
Independent(7) Member of the Board Member, Audit Committee	Board Meetings Attended 2025: 7 of 7 - 100% Audit Committee Meetings Attended 2025: 4 of 4 - 100%

Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at May 4, 2026. The information about Common Shares over which control or direction is exercised, not being within the knowledge of Largo, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2) RSUs held as at May 4, 2026. For additional information regarding the Share Compensation Plan under which the RSUs are granted, please see "Statement of Executive Compensation".

(3) Based on the closing price of Common Shares on the TSX of C$1.55 on May 4, 2026.

(4) Options held as at May 4, 2026. For additional information regarding Options held by directors, please see "Statement of Executive Compensation".

(5) Based on the closing price of Common Shares on the TSX of C$1.55 on May 4, 2026, less the applicable exercise price for Options.

(6) Held by the ARC Funds, see "Voting Information - Voting Shares and Principal Holders".

(7) "Independent" as such term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators.

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, (a) no proposed director of the Company is, or within ten (10) years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than thirty (30) consecutive days (an "order"), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) no proposed director of the Company (i) is, or within ten (10) years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and (c) no proposed director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

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4. APPOINTMENT OF AUDITORS

At the Meeting, the holders of Common Shares will be requested to re-appoint KPMG LLP, Chartered Professional Accountants ("KPMG") as auditor of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration. KPMG was first appointed as the Company's auditor on March 15, 2022.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG as the Company's auditor, to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration.

Fees

For information on the external auditor service fees paid to KPMG, Largo's current auditor during the financial years ended December 31, 2025 and 2024, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted separate policies and procedures for the engagement of non-audit services. The Audit Committee's charter provides that the Audit Committee must pre-approve all non-audit services to be provided to Largo or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Audit Committee at its first scheduled meeting following such pre-approval.

5. SHARE COMPENSATION PLAN

In 2017, the Company adopted a new share compensation plan (the "Share Compensation Plan"), which was ratified by the Shareholders of the Company at the annual and special meeting of shareholders of the Company held on June 29, 2017, and which provides participants with the opportunity, through Common Shares, restricted share units ("RSUs"), and stock options ("Options"). The Share Compensation Plan, as amended and restated, was adopted by the Board on May 19, 2023, and subsequently ratified and made effective by the shareholders of the Company at the annual and special meeting of shareholders of the Company held on June 26, 2023.

Pursuant to the requirements of the TSX, the Share Compensation Plan must be presented to the shareholders of the Company for renewal and for ratification of the unallocated entitlements every three (3) years, failing which no further entitlements may be awarded under the Share Compensation Plan. Accordingly, at the Meeting, shareholders will be asked to consider, and if thought advisable, pass an ordinary resolution (the "Share Compensation Plan Resolution") to approve the Share Compensation Plan, as amended and restated herein (the "Amended and Restated Share Compensation Plan").

The Amended and Restated Share Compensation Plan has been conditionally approved by the Board and the TSX, subject to shareholder approval at the Meeting. The Amended and Restated Share Compensation Plan is the same in all material respects to the Share Compensation Plan as approved during the annual and special meeting of the shareholders held on June 26, 2023.

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A summary of the Amended and Restated Share Compensation Plan is provided in this Circular under the heading "Equity Compensation Plan Information - Administration of the Share Compensation Plan". A copy of the Amended and Restated Share Compensation Plan is attached to this Circular as Schedule "B".

In accordance with the rules of the TSX, in order to be effective, the Share Compensation Plan Resolution must be approved by the affirmative vote of the majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting with respect to such resolution. If the Share Compensation Plan Resolution is approved at the Meeting, the Amended and Restated Share Compensation Plan will become effective as at the close of business on the date of the Meeting. If approval is not obtained at the Meeting, RSUs and Options which have not been allocated as of May 11, 2026 and RSUs or Options which are outstanding as of May 11, 2026 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Furthermore, we will not be permitted to award further entitlements under the Share Compensation Plan. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.

At the Meeting, shareholders will be asked to approve the Share Compensation Plan Resolution, the text of which is attached hereto as Schedule "C".

The persons named in the accompanying form of proxy intend to vote FOR the ordinary resolution approving the Amended and Restated Share Compensation Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to our stewardship of Largo. Our Board supervises the management of the business and the affairs of Largo with a view to ensuring that shareholder value is enhanced and high ethical and legal standards are adhered to. Acting on the recommendation of its Governance Committee, the Board has developed its corporate governance practices to assist it in fulfilling its supervisory role. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the NASDAQ Stock Market LLC ("NASDAQ") commencing April 19, 2021, after filing a registration statement with the SEC on Form 40-F on April 14, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the NASDAQ listing standards and SEC rules. A copy of the Company's statement of differences is available on Largo's website at www.largoinc.com. The Company is in conformance with the NASDAQ corporate governance requirements applicable to it.

The following is a description of Largo's corporate governance practices, prepared in accordance with Form 58-101F1 Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

BOARD OF DIRECTORS

Independence

Director independence is evaluated in accordance with the provisions of NI 58-101. For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with Largo, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment and must not be in any relationship deemed to be not independent pursuant to such requirements. For purposes of serving on the Audit Committee, "independence" is also evaluated in accordance with NASDAQ rules.

The Board has considered the relationship to Largo of each of its five (5) director nominees. Three (3) of the five (5) director nominees are independent within the meaning of NI 58-101 and under NASDAQ rules. Daniel Tellechea and Alberto Arias are not independent within the meaning of NI 58-101 or the NASDAQ rules by virtue of their positions as Co-Chief Executive Officers of Largo. In addition, Alberto Arias is considered an affiliated person of Largo under Rule 10A-3 of the U.S. Securities Act of 1933, as amended (the "1933 Act") by virtue of being the sole director of the respective General Partners of the ARC Funds, which collectively own more than ten percent (10%) of the outstanding Common Shares. Accordingly, he is not considered independent under NASDAQ rules for the purpose of serving on the Audit Committee.

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Public Company Board Memberships

None of the nominees are presently a director of another issuer that is a reporting issuer (or the equivalent) in Canada or a foreign jurisdiction.

We do not restrict the number of public company boards of directors on which our directors may sit. However, our directors are expected to devote the required time and effort to discharge their obligations as members of the Board. None of our directors or nominees sit together on the board of any other reporting issuer. None of our directors sit on four (4) or more S&P/TSX company boards.

In Camera Meetings

The independent directors of the Board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to, and do hold, ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Independent Chair of the Board

Mr. Arias was appointed non-executive Chair of the Board effective September 8, 2019, and was independent within the meaning of NI 58-101. Effective November 13, 2025, Mr. Arias was appointed Co-Chief Executive Officer, alongside Mr. Tellechea. As a result, Mr. Arias is no longer independent within the meaning of NI 58-101 or the NASDAQ rules.

Lead Director

As the Chair of the Board is an Executive Officer, the directors have appointed Mr. David Brace, an independent director, as the Lead Director of Largo effective November 13, 2025. The Lead Director is responsible for managing the affairs of the Board, including being satisfied that the Board operates independently of management and is alert to its obligations to Largo and its stakeholders. The Lead Director is also responsible for acting as a liaison between the Chair and the independent directors, reviewing conflict of interest issues, consulting on corporate governance issues and carrying on such other duties and responsibilities as the Board may request from time to time.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. Typically, each committee (other than the Audit Committee which meets at least four (4) times each year) will meet approximately two (2) times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depends on the business and affairs that Largo faces from time to time.

The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2025.

Directors	Board of Directors	Audit Committee	Compensation Committee	Governance Committee	Operations Committee	Clean Energy Committee(1)	Sales Committee
Number and percentage of meetings attended
Alberto Arias	7 of 7 - 100%	N/A	1 of 1 - 100%	2 of 2 - 100%	8 of 8 - 100%	N/A	8 of 8 - 100%
David Brace	7 of 7 - 100%	4 of 4 - 100%	1 of 1 - 100%	N/A	8 of 8 - 100%	N/A	N/A
Jonathan Lee(2)	7 of 7 - 100%	4 of 4 - 100%	N/A	2 of 2 - 100%	7 of 8 - 87.5%	N/A	7 of 8 - 87.5%
Daniel Tellechea	7 of 7 - 100%	N/A	1 of 1 - 100%	N/A	8 of 8 - 100%	N/A	8 of 8 - 100%
Andrea Weinberg	7 of 7 - 100%	4 of 4 - 100%	N/A	N/A	N/A	N/A	N/A

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Notes:

(1) The Clean Energy Committee had no meetings in 2025 as on December 19, 2024, the Company signed the definitive agreements between its subsidiary, Largo Clean Energy Corp. ("LCE"), and Stryten Critical E-Storage, LLC, and affiliate of Stryten Energy LLC, to establish a joint venture in Storion Energy, LLC. For further information, see the Company's Annual Information Form.

(2) Mr. Lee is not standing for re-election.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule "A" and is posted on Largo's website at www.largoinc.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board or the Governance Committee at which the resignation is considered. The Board will promptly accept the resignation unless the Governance Committee determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) and the Board will promptly announce its decision in a press release within ninety (90) days of the meeting, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on Largo's website at www.largoinc.com.

COMMITTEES OF THE BOARD

The Board has established six (6) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below. A copy of each Committee's charter is posted on Largo's website at www.largoinc.com.

Independence of Committees

The members of the Board's committees are appointed by the Board upon the recommendation of the Governance Committee. The Board's committees are constituted in accordance with applicable Canadian securities laws, and in the case of the Audit Committee, applicable NASDAQ rules. All of our directors who are members of a Board committee are independent within the meaning of NI 58-101 and the NASDAQ rules, except for Mr. Arias and Mr. Tellechea, who are not independent because they are Co-Chief Executive Officers of the Company. All of our directors who are members of the Audit Committee are independent within the meaning of National Instrument 52-110 Audit Committees ("NI 52-110") and applicable NASDAQ rules. On November 13, 2025, Mr. Jonathan Lee was appointed as Chair of the Compensation and Governance Committees, succeeding Mr. Arias. The Audit Committee is composed entirely of independent directors, and the Compensation, and Governance Committees are composed of a majority of independent directors.

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Audit Committee

Members: David Brace (Chair), Jonathan Lee, and Andrea Weinberg.

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

  financial reporting and disclosure requirements,

  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Largo, and external and internal audit processes.

At the beginning of 2025, the members of the Audit Committee were David Brace (Chair), Jonathan Lee, and Andrea Weinberg.

Each of the members of the Audit Committee is financially literate and independent for the purposes of NI 52-110 and the requirements of the NASDAQ. For a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee, see "Election of Directors - Nominees for Election as Directors".

For additional information regarding the Audit Committee, see "Audit Committee Disclosure" in the Annual Information Form.

Compensation Committee

Members: Jonathan Lee (Chair), David Brace, and Alberto Arias.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Committee is responsible for:

  overseeing Largo's employees, including matters relating to compensation, succession planning and other human resources matters;

  identifying the principal risks of Largo's business related to human resources matters and overseeing the implementation of appropriate systems to manage these risks; and

  overseeing Largo's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to human resources matters.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Compensation" and "Statement of Executive Compensation" below.

Clean Energy Committee

Members: Alberto Arias (Chair), Jonathan Lee and Daniel Tellechea.

The purpose of the Clean Energy Committee (formerly the Energy Committee) is to assist the Board in fulfilling its oversight responsibilities relating to the business, development and operation of Largo's clean energy initiatives, including:

  overseeing the business opportunities, direction and mandate of Largo's clean energy initiatives, including those undertaken by its subsidiary, LCE;

  identifying the principal business risks associated with Largo's clean energy initiatives, and overseeing the implementation of appropriate systems to manage these risks; and

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  overseeing compliance by Largo and its subsidiaries with applicable laws and regulations applicable to its clean energy initiatives and its compliance with all significant policies and procedures approved by the Board from time to time, each in the case solely in relation to its clean energy initiatives.

Governance Committee

Members: Jonathan Lee (Chair) and Alberto Arias.

The Board has overall responsibility for developing Largo's approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Committee is responsible for:

  developing, reviewing, monitoring and evaluating Largo's corporate governance practices;

  considering director nomination matters, including the selection and the nomination of qualified and suitable directors;

  the evaluation of the effectiveness of the Board, its committees and individual directors;

  identifying the principal risks of Largo's business related to corporate governance matters and overseeing the implementation of appropriate systems to manage these risks; and

  overseeing Largo's compliance with applicable laws and regulations and its compliance with all significant policies and procedures approved by the Board from time to time, in relation to corporate governance matters.

Operations Committee

Members: Alberto Arias (Chair), David Brace, Daniel Tellechea, and Jonathan Lee.

The purpose of the Operations Committee is to assist the Board in fulfilling its oversight responsibilities with respect to matters that are technical and operational in nature, including:

  technical matters relating to exploration, development, permitting, construction and operation of Largo's mining activities;

  resources and reserves on Largo's properties;

  material technical commercial arrangements;

  operating and production plans for proposed and existing operating mines;

  due diligence in the development, implementation and monitoring of systems and programs for the management and compliance with applicable laws related to health, safety, environmental and social responsibility; and

  ensuring Largo implements best-in-class property development and operating practices.

Sales Committee

Members: Alberto Arias (Chair), Daniel Tellechea, and Jonathan Lee.

The purpose of the Sales Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Largo's sales and trading divisions, including:

  reviewing material commercial sales arrangements;

  ensuring sales and trading activities are in-line with Largo's objectives and strategy; and

  identifying the principal risks of material sales agreements and overseeing management of these risks.

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POSITION DESCRIPTIONS

Board-Level Position Descriptions

The Board has developed a written position description for the directors of Largo. The Board has also adopted written position descriptions for the Chair of the Board, the Chairs of Board Committees, and the Co-Chief Executive Officers ("Co-CEO"). Copies of these position descriptions are posted on Largo's website at www.largoinc.com.

Chair of the Board

The Chair of the Board is Mr. Alberto Arias. The Board has established a written position description for the Chair who is responsible for, among other things, presiding at meetings of the Board and shareholders, providing leadership to the Board, managing the Board, acting as liaison between the Board and management, and, together with the Co-CEOs, representing the Company to external groups including shareholders, local communities and governments. As Mr. Arias was appointed to Co-Chief Executive Officer on November 13, 2025, he is no longer independent within the meaning of NI 58-101 or the NASDAQ rules.

Chair of Board Committees

The Board has established a written position description for Chairs of Committees who are responsible for, among other things, providing leadership to the Committee, managing the timely discharge of the Committee's duties and responsibilities, managing the conduct of the Committee, acting as liaison between the Committee, the Board and management, and reporting to the Board on behalf of the Committee.

Co-Chief Executive Officer Position Description

The Co-CEOs of the Company are Mr. Daniel Tellechea and Mr. Alberto Arias. The Board has established a written position description for the Co-CEOs outlining their responsibility for, among other things, the day-to-day management of the business and affairs of the Company. The Co-CEOs are also responsible for recommending to the Board, together with the Chief Financial Officer ("CFO") and such other management as appropriate, for approval of the Company's financial and operating goals and objectives, formulating and presenting to the Board long-term business plans, strategies and policies and keeping the Board informed of the Company's progress, and together with the Chair of the Board serving as the Company's principal spokesperson. The Board exercises its responsibility for oversight through the approval of all decisions that affect Largo before they are implemented. A copy of the Co-Chief Executive Officer position description is posted on Largo's website at www.largoinc.com.

ORIENTATION AND CONTINUING EDUCATION

The Board is responsible for arranging for new directors to receive a comprehensive orientation so that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that Largo expects from its directors), and the nature and operation of Largo's business. The Governance Committee oversees director orientation to facilitate a smooth and timely integration of directors into their new roles as members of the Board. New directors meet with the Chair of the Board, when applicable, committee chairs and the Co-CEOs, to discuss Largo's strategy and business, the culture of Largo and its Board. New directors are provided with an orientation package which includes reports on operations and results, public disclosure filings by Largo and corporate governance related documentation (i.e., written mandates, charters, position descriptions and policies and procedures).

The Board is also responsible for arranging continuing education opportunities for all directors, so that they may maintain or enhance their skills and abilities as directors, and ensure that their knowledge and understanding of Largo's business remains current. The Governance Committee oversees director continuing education, to provide directors with an ongoing program to assist them in understanding their responsibilities, as well as keeping their knowledge and understanding of Largo's business current. Presentations by external experts and management on the business and on specialized and complex aspects of Largo's operations are provided to directors. It is expected that directors will identify their continuing education needs through future Board assessments.

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ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") which applies to all of our directors, officers, employees, consultants and contractors. The Code addresses such matters as compliance with laws, protection and proper use of assets, conflict of interest, corporate opportunities, reporting violations and consequences of non-compliance.

Any director, officer, employee, consultant and contractor of Largo who becomes aware of any instance where Largo receives a solicitation to engage in any act prohibited by the Code, or who becomes aware of any information suggesting that a violation of the Code has occurred or is about to occur is required to report it through Largo's Ethics Hotline in accordance with Largo's whistle blowing policy (discussed below).

In addition, the Governance Committee is responsible for: (i) ensuring that management has established a system to monitor compliance with and enforce the Code; (ii) obtaining reports from management that Largo and its directors, officers and employees are in compliance with the Code; (iii) making recommendations to the Board regarding any waivers from the Code; and (iv) advising the Board with respect to Largo's policies and procedures regarding compliance with the Code.

Any waiver of the Code with respect to a director or officer of Largo may be made only by the Board. The Board did not grant any waiver of the Code in 2025. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on Largo's website at www.largoinc.com.

Conflicts of Interest

Under the Code, directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of Largo or consultant or contractor working for Largo is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with Largo.

The Board has also adopted a gifts and hospitality policy (the "Gifts & Hospitality Policy"), which applies to all directors, officers, employees, consultants and contractors of Largo. If any of such persons become aware of any information suggesting that a violation of this policy has occurred or is about to occur, they are required to report it through Largo's Ethics Hotline in accordance with Largo's whistle blowing policy (discussed below). A copy of the Gifts & Hospitality Policy is posted on Largo's website at www.largoinc.com.

Non-executive directors of Largo are not expected to devote their time and effort solely on behalf of Largo, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

Other Policies

Largo has adopted a whistle blowing policy (the "Whistle Blowing Policy") which provides procedures for reporting governance concerns, including any matter, which in the reasonable and genuinely held belief of a director, officer, employee, consultant or contractor of Largo, represents malpractice, is illegal, unethical, irregular or criminal, contrary to the policies of Largo or in some other manner not right or proper.

Largo takes a zero-tolerance approach to bribery and corruption and is committed to acting professionally, fairly and with integrity in all its business dealings and relationships. The Board has adopted an anti-bribery and corruption policy (the "Anti-Bribery and Corruption Policy"), the purpose of which is to set out Largo's responsibilities, and of those working for it, in observing and upholding its position on bribery and corruption, and to provide information and guidance to those working for it on how to recognize and deal with bribery and corruption issues.

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The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce Largo's commitment to compliance with the continuous disclosure obligations imposed by Canadian and U.S. securities laws and the rules and regulations of the TSX and NASDAQ. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing Largo's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all shareholders and market participants regarding Largo.

The Board has also adopted an insider trading policy (the "Insider Trading Policy") to ensure that Largo and all directors, officers, employees, consultants and contractors of Largo and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engage in insider trading or tipping.

The Board has adopted a clawback policy (the "Clawback Policy") to provide for the mandatory recovery of certain incentive compensation pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Securities Exchange Act of 1934, as amended, Rule 10D-1 promulgated thereunder, and the applicable listing standards of NASDAQ.

Copies of the Whistle Blowing Policy, the Anti-Bribery and Corruption Policy, the Corporate Disclosure Policy and the Insider Trading Policy and the Clawback Policy are posted on Largo's website at www.largoinc.com.

NOMINATION OF DIRECTORS

The Board is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating individuals as directors, the Board: (i) considers what competencies and skills the Board, as a whole, should possess; (ii) assesses what competencies and skills each existing director possesses; and (iii) considers the appropriate size of the Board, with a view to facilitating effective decision-making. The Governance Committee assists the Board with these responsibilities. The Governance Committee's composition and responsibilities are set out in its charter (discussed above).

With respect to nomination matters, the Governance Committee is specifically responsible for considering and making recommendations to the Board on the size and composition of the Board. The Governance Committee also considers: (i) what competencies and skills the Board, as a whole, should possess; (ii) the competencies and skills each existing director possesses; and (iii) in recommending new nominees to the Board, the competencies and skills each new nominee will bring to the Board.

Pursuant to a Governance Agreement and an Amended and Restated Director Nomination Agreement entered into with ARC Funds, the ARC Funds currently possess the right to nominate three (3) individuals to our Board. See "Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominees of ARC Funds".

Skills Matrix

The Governance Committee has developed a skills matrix comprised of skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. Set out below are the skills identified for each director nominee.

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Skills	Alberto Arias	David Brace	Alonso Checa	Daniel Tellechea	Andrea Weinberg
Mining industry experience(1)	✓	✓	✓	✓
Corporate finance/M&A	✓	✓	✓	✓	✓
Risk management	✓		✓	✓	✓
Accounting & finance	✓	✓	✓	✓	✓
Human resources & compensation	✓	✓	✓	✓
Legal
Corporate governance	✓	✓	✓	✓	✓
International(2)	✓	✓	✓	✓	✓
Trading, logistics & commercial	✓		✓	✓
Public company management(3)	✓	✓	✓	✓	✓
Communications(4)	✓		✓	✓
Energy storage industry experience	✓

Notes:

(1) This category encompasses
experience with (i) environmental, safety and sustainability, (ii) mining operations, (iii) metallurgy, and (iv) exploration/geology.

(2) This includes social, economic and foreign policy.

(3) This includes leading growth and operations.

(4) This includes investor relations, public relations and media.

COMPENSATION

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel) and approving the Company's annual compensation budget. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee's composition and responsibilities are set out in its charter (discussed above). With respect to compensation matters, the Compensation Committee is specifically responsible for:

(a) reviewing Largo's overall compensation philosophy;

(b) reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans, including:

(i) reviewing the corporate goals and objectives relevant to the compensation of the Co-CEOs and the other executive officers of Largo and recommending those goals and objectives to the Board;

(ii) evaluating the Co-CEOs' performance in light of his or her goals and objectives and recommending to the Board its assessment of the Co-CEOs performance and compensation;

(iii) through the Co-CEOs, reviewing the performance of the other executive officers in light of their goals and objectives and recommending to the Board its assessment of the other executive officers' performances and compensation;

(iv) reviewing the adequacy, amount and form of compensation to be paid to each director and making recommendations to the Board based on this review;

(v) reviewing and making recommendations to the Board with respect to the adoption and amendment of incentive compensation and equity-based plans, including the number of securities that may be issued under those plans during any particular period;

(c) with respect to disclosure, obtaining advice on and tracking disclosure requirements related to compensation and reviewing Largo's compensation-related disclosure before Largo publicly discloses such information; and

(d) reviewing and approving the selection and terms of reference of any outside consultants retained to provide benchmark analysis and advice on compensation programs.

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SUCCESSION PLANNING

The Board is also responsible for succession planning (including appointing, training and monitoring senior management). In particular, the Board annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. The Compensation Committee assists the Board with these responsibilities. The Compensation Committee is specifically responsible for reviewing reports from the Co-CEOs regarding the proposed recruitment, appointment and termination of executive officers reporting to the Co-CEOs and making recommendations to the Board, and reviewing and recommending to the Board succession plans to be instituted for the Co-CEO position, including the appointment, training and monitoring of potential successors.

ASSESSMENTS

The Board is responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. The Governance Committee is responsible for determining and managing the processes for regularly assessing the effectiveness and contribution of the Board, each Board committee and each individual director, with a view to continuous improvement of Board and committee operations. Such assessments consider:

(a) in the case of the Board, its mandate;

(b) in the case of a Board committee, the committee's charter;

(c) in the case of an individual director, the applicable position description(s), including the Position Description for Directors; and

(d) monitoring the attendance of each individual director at Board meetings.

Following completion of such assessments, the Committee is required to identify areas for improvement, if any, and monitor implementation of any measures designed to address such areas for improvement, if any. The Committee will periodically update the Board on progress in addressing areas for improvement, if any.

The Board also continues to encourage discussion among members as to the Board's effectiveness as a whole and of each individual director. All directors are free to make suggestions for improvement of the Board's practices at any time and are encouraged to do so.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests. To ensure adequate Board renewal, the Governance Committee is responsible for conducting regular Board, committee and directors assessments (see above). These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

POLICIES REGARDING BOARD AND EXECUTIVE DIVERSITY

In identifying suitable candidates for nomination to the Board, the Governance Committee and the Board have approved a Board and Executive Diversity Policy (the "Diversity Policy") which recognizes, among other things, that gender diversity is a significant element of fostering an inclusive culture and the importance of providing equal opportunity to women with relevant competencies and skills in order to achieve more balanced gender representation in the boardroom. The Diversity Policy includes an objective of aiming to have at least two (2) women on the Board. This will be achieved by ensuring that diverse candidates generally, and at least one (1) woman, specifically, are included in the candidate pool for the selection of every Board nominee. The Governance Committee has also undertaken to periodically assess the effectiveness of the Board appointment/nomination process in achieving the Company's diversity objectives and to consider, and, if determined advisable, recommend that the Board adopt measurable objectives for achieving Board diversity. Currently, one (1) out of five (5) directors (20%) on the board is a woman.

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As part of the Diversity Policy, the Compensation Committee, which is responsible for reviewing and making recommendations to the Board with respect to succession planning matter concerning the Co-CEOs and other key executive officers, has undertaken to also consider diversity in making such recommendations. This consideration will include assessing the effectiveness of the executive management appointment process in achieving the Company's diversity obligations and, if advisable, recommend to the Board measurable objectives for achieving diversity in executive management.

Currently, none of the four (4) executive officers of the Company (including its major subsidiaries) are women.

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STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2025, our named executive officers ("NEOs"), were:

• Daniel Tellechea, Co-Chief Executive Officer

• Alberto Arias, Co-Chief Executive Officer

• Diogo Silva, Chief Financial Officer

• Francesco D'Alessio, Chief Commercial Officer

• Luis Rendon, Chief Operating Officer

• Luânder Peixoto, General Counsel

• David Harris, Former Chief Financial Officer of Largo

• Gordon Babcock, Former Co-Chief Operating Officer

Compensation Philosophy

Our compensation philosophy is premised on the belief that, to attract and retain talented individuals, we must provide competitive compensation and incentives which align with our long-term interests. Accordingly, the Compensation Committee and the Board recognize that a portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This helps to align the interests of management with the long-term interests of our shareholders.

Compensation Committee

The Board established the Compensation Committee to assist it in fulfilling its obligations relating to compensation, succession planning and other human resources matters. The members of the Compensation Committee are Alberto Arias, David Brace and Jonathan Lee, of which David Brace and Jonathan Lee are considered independent under NI 58-101 and the NASDAQ rules. Following the Meeting, the composition of the Compensation Committee will be reconstituted in connection with the change in Board composition. For additional information with respect to the Compensation Committee, see the information under the headings "Statement of Corporate Governance Practices - Committees of the Board - Compensation Committee; and Compensation" and "Statement of Executive Compensation - Compensation Discussion and Analysis - Compensation Governance".

The responsibilities of the Compensation Committee are set forth in its Charter, which is posted on Largo's website at www.largoinc.com.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the Co-CEOs to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the Co-CEOs and the other NEOs, the Compensation Committee believes the Co-CEOs are in the best position to directly assess the performance of the other senior executives. While the Co-CEOs typically attend Compensation Committee meetings, they are not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering their performance or compensation.

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Elements of Executive Compensation

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low vanadium prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. As base salary represents a reference for other compensation elements, attention is paid to appropriately positioning salaries, taking into account the base salaries of individuals with similar roles within Largo and in comparator groups.

Short-Term Cash Incentives

An annual cash incentive bonus is a variable component of executive compensation based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Long-Term Share-Based and Option-Based Awards

The Option and RSU components of the executive compensation package are provided to focus management's attention on corporate performance over a period of time longer than one (1) year in recognition of long term horizons for return on investments and strategic decisions. The level of Option and/or RSU awards given to each NEO is determined by his or her position, his or her potential future contributions to the Company and the number and terms of Option and RSU awards previously granted to the NEO. All equity based awards are reviewed by the Compensation Committee and the Board. The Compensation Committee and the Board determine a meaningful level of award for employees ranging from key employees to the Co-CEOs. The level of equity based awards is also influenced by the number of executives and key employees in the current year and the likelihood of grants in future years to executives and key employees since the total number of Common Shares available for issuance pursuant to Options and RSUs under the Company's Share Compensation Plan cannot exceed ten percent (10%) of the Company's issued Common Shares.

Other than the Share Compensation Plan, the Company does not have any other long term incentive plans pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance over a period greater than one (1) financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities).

A summary of the Share Compensation Plan is provided below under the heading "Equity Compensation Plan Information - Amended and Restated Share Compensation Plan".

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocate at Largo's request.

Risk of Compensation Policies and Practices

The Board has formally considered the implications of the risks associated with the Company's compensation policies and practices to ensure they do not encourage inappropriate risk-taking by the Company's executive officers. Based on this review, the Board has not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company or that could encourage an executive officer to take inappropriate or excessive risks. Accordingly, the Company has not adopted any additional practices to identify and mitigate compensation policies and practices that could encourage a NEO or individual at a principal business unit or division to take inappropriate or excessive risks.

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The discretionary nature of Options and RSU awards under the Share Compensation Plan are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behaviour that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

• vesting requirements for Options and RSUs and Option terms of five (5) years discourage excessive risk taking to achieve short-term goals;

• recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and

• implementation of trading blackouts prescribed by the Company's Insider Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions and/or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

Purchase of Financial Instruments

The Company's Insider Trading Policy prohibits an NEO or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on C$100 invested in the Common Shares on December 31, 2020 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five (5) most recently completed financial years.

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Cumulative Shareholder Returns

	Dec. 31, 2020	2021	2022	2023	2024	2025
Largo Inc.	100	85	53	22	18	9
S&P/TSX Composite Index	100	122	111	120	142	182
S&P/TSX Global Mining Index (CAD$)	100	102	107	111	113	206

As shown in the foregoing graph, the Company has underperformed the S&P/TSX Composite Index and the S&P/TSX Global Mining Index over the past five (5) years. Largo's share price performance has been largely influenced by fluctuations in vanadium market prices, which have been subject to significant volatility since 2019. While demand rebounded following the COVID-19 pandemic, vanadium prices experienced a steady decline throughout 2023 and 2024, reaching levels not seen since 2020. This prolonged price weakness has weighed on the broader vanadium sector, including Largo.

In addition to market-driven factors, the Company faced operational challenges that contributed to its share price performance. Maintenance and weather-related disruptions over the last three (3) years affected production volumes, while management turnover introduced transitional periods within the organization. Although steady demand remained for the Company's products, these factors, combined with persistent global inflationary pressures impacting key end-use sectors, have contributed to the Company's relative underperformance compared to broader indices.

Compensation Governance

The Compensation Committee is responsible for reviewing Largo's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its Co-CEOs, CFO and other officers (including other NEOs) on the advice of the Compensation Committee. In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities.

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Summary Compensation Table

The following table summarizes the compensation paid during the three (3) financial years ended December 31, 2025, 2024 and 2023 in respect of the NEOs.

					Non-equity incentive plan compensation (C$)
Name and principal position	Year Ended	Salary (C$)(1)	Share-based awards (C$)(2)	Option- based awards (C$)(3)(4)	Annual incentive plans(5)	Long-term incentive plans	All other compensation (C$)(6)	Total compensation (C$)
Daniel Tellechea Co-Chief Executive Officer and Director	2025	625,404	674,909	Nil	Nil	Nil	Nil	1,300,313
	2024	612,875	Nil	200,000	Nil	Nil	Nil	812,875
	2023	562,069	Nil	Nil	Nil	Nil	Nil	562,069
Alberto Arias Co-Chief Executive Officer and Director	2025	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Diogo Silva Chief Financial Officer	2025	163,950	85,074	Nil	Nil	Nil	Nil	249,024
Francesco D'Alessio Chief Commercial Officer	2025	475,252	338,300	Nil	Nil	Nil	Nil	813,552
	2024	405,039	Nil	150,000	Nil	Nil	Nil	555,039
	2023	212,551	53,208	53,208	72,931	Nil	17,611	409,508
Luis Rendon Chief Operating Officer	2025	484,730	338,300	Nil	Nil	Nil	Nil	823,030
Luânder Peixoto General Counsel	2025	129,155	81,769	Nil	Nil	Nil	Nil	210,924
David Harris(7) Former Chief Financial Officer	2025	462,768	507,450	Nil	Nil	Nil	Nil	970,218
	2024	369,692	Nil	150,000	Nil	Nil	Nil	511,250
Gordon Babcock(8) Former Co-Chief Operating Officer	2025	358,087	169,150	Nil	Nil	Nil	Nil	527,237

Notes:

(1) All compensation paid to all NEOs listed has been paid under executive employment or consulting agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Statement of Executive Compensation - Employment Contracts and Termination and Change of Control Benefits" of this Circular.

(2) Amounts shown represent RSUs granted in respect of the covered year. In each case, the grant date fair value has been estimated using the Company's volume weighted average TSX share price for the five (5) trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price.

(3) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for options. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price. Existing Options were priced under the provisions of the Share Compensation Plan which provide that such Options are to be priced at the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five (5) trading days prior to the date of grant.

(4) Grant date fair value of Options determined using the Black Scholes pricing model, based on the following assumptions:

(a) 2025: risk-free interest rate: 3.63%, expected volatility: 70.7%, expected life of options: five (5) years, dividend yield: 0%, expected forfeiture rate: 0%.

(b) 2024: risk-free interest rate: 3.46%, expected volatility: 66.7%, expected life of options: five (5) years, dividend yield: 0%, expected forfeiture rate: 0%.

(c) 2023: risk-free interest rate: 3.04%, expected volatility: 68.25%, expected life of options: five (5) years, dividend yield: 0%, expected forfeiture rate: 0%.

(5) Compensation paid in the form of discretionary performance-based bonuses.

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(6) Any other benefits received by any NEO did not exceed the lesser of $50,000 and ten percent (10%) of the total annual compensation for such NEO, unless otherwise disclosed.

(7) Mr. Harris ceased being a Chief Financial Officer on December 5, 2025.

(8) Mr. Babcock ceased being a Co-Chief Operating Officer on December 5, 2025.

Outstanding Incentive Plan Awards

The following table provides information regarding incentive plan awards for each NEO outstanding as of December 31, 2025.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)(2)	Market or payout value of vested share- based awards not paid out or distributed (C$)
Daniel Tellechea	8,744	8,744 at 19.52	Jun. 22, 2026	159,228
	26,634	26,634 at 6.99	Dec. 15, 2027	151,281
	136,986	136,986 at 2.51	July 10, 2029	164,383
					169,575	222,143	139,506
Alberto Arias	8,744	19.52	Jun. 22, 2026	159,228
	26,634	6.99	Dec. 15, 2027	151,281
	137,931	2.51	Aug. 13, 2029	165,517

Diogo Silva	1,331	1,331 at 19.52	Jun. 22, 2026	24,238
	1,872	1,872 at 15.61	Apr. 1, 2027	26,770
	6,471	6.471 at 6.67	Apr. 13, 2028	34,685
	51,370	51,370 at 2.51	Jul. 10, 2029	61,644
					28,661	37,546	22,671
David Harris(3)	9,438	9,438 at 18.10	March 24, 2026	158,464
	11,433	11,433 at 15.61	April 1, 2027	163,491
	31,888	31,888 at 6.67	April 13, 2028	170,919
	102,740	102,740 at 2.51	July 10, 2029	123,288
					133,750	175,213	Nil
Francesco D'Alessio	2,108	2,108 at 18.10	Mar. 24, 2026	35,393
	2,543	2,543 at 15.61	Apr. 1, 2027	36,365
	11,459	11,459 at 6.67	Apr. 13, 2028	61,420
	102,740	102,740 at 2.51	July 10, 2029	123,288
					87,246	114,292
Luis Rendon	102,740	102,740 at 2.51	Jul. 10, 2029	123,288	85,000	111,350	111,350
Luânder Peixoto	1,078	1,078 at 6.67	Apr. 13, 2028	5,778
	51,370	51,370 at 2.51	Jul. 10 2029	61,644
					27,604	36,161	18,497
Gordon Babcock(4)	Nil	Nil	Nil	Nil	85,000	111,350	Nil

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Notes:

(1) Calculated using the closing price of Common Shares on the TSX on December 31, 2025 of $1.31 per Common Share, less the Option exercise price.

(2) Calculated using the closing price of Common Shares on the TSX on December 31, 2025 of $1.31 per Common Share.

(3) Mr. Harris ceased being a Chief Financial Officer on December 5, 2025.

(4) Mr. Babcock ceased being a Co-Chief Operating Officer on December 5, 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each NEO for the financial year ended December 31, 2025.

Name	Option-based awards - Value vested during the year (C$)(1)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Daniel Tellechea	Nil	337,454	Nil
Alberto Arias	Nil	Nil	Nil
Diogo Silva	Nil	20,119	Nil
Francesco D'Alessio	Nil	169,150	Nil
Luis Rendon	Nil	169,150	Nil
Luânder Peixoto	Nil	18,219	Nil
David Harris(2)	Nil	284,806	Nil
Gordon Babcock(3)	Nil	Nil	Nil

Notes:

(1) Calculated using the closing price of Common Shares on the applicable vesting dates and the applicable exercise prices.

(2) Mr. Harris ceased being a Chief Financial Officer on December 5, 2025.

(3) Mr. Babcock ceased being a Co-Chief Operating Officer on December 5, 2025.

Pension Plan Benefits

The Company has no pension plan, deferred compensation plan or other programs related to retirement funding.

Directors' and Officers' Insurance and Indemnification

The Company maintains insurance in Canada and Brazil for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Company has purchased in respect of directors and officers an aggregate of approximately US$65 million in coverage. The approximate amount of premiums paid by the Company in 2025 in respect of such insurance was approximately US$540,000.

Employment Contracts and Termination and Change of Control Benefits

The following describes the respective employment agreements between the Company and the NEOs as at December 31, 2025.

Daniel Tellechea

The Company entered into an executive employment contract with Daniel Tellechea effective November 12, 2025, pursuant to which Mr. Tellechea is engaged as the Company's Co-CEO. Under this contract, Mr. Tellechea is entitled to a base salary of US$447,420 per annum, subject to annual review, plus any incremental increase to such salary, bonuses and grants of equity compensation under the Share Compensation Plan as the Board or the Company may from time to time determine. This agreement can be terminated at any time for cause. In the event of termination without cause within twelve (12) months following a change of control of the Company, the Company shall pay (i) the basic entitlements, (ii) the equivalent to twenty-four (24) months' base salary, less applicable deductions and withholdings, and (iii) the equivalent to the product of (a) 100% of the full total monthly premium for healthcare coverage, multiplied by (b) three (3), less applicable deductions and withholdings.

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Alberto Arias

The Company entered into an executive employment contract with Alberto Arias effective November 12, 2025, pursuant to which Mr. Arias is engaged as the Company's Co-CEO. Under this contract, Mr. Arias is entitled to a base salary of US$447,420 per annum, subject to annual review, plus any incremental increase to such salary, bonuses and grants of equity compensation under the Share Compensation Plan as the Board or the Company may from time to time determine. This agreement can be terminated at any time for cause. In the event of termination without cause within twelve (12) months following a change of control of the Company, the Company shall pay (i) the basic entitlements, (ii) the equivalent to twenty-four (24) months' base salary, less applicable deductions and withholdings, and (iii) the equivalent to the product of (a) 100% of the full total monthly premium for healthcare coverage, multiplied by (b) three (3), less applicable deductions and withholdings.

David Harris

Effective December 1, 2025, David Harris resigned from his position as Chief Financial Officer. The Company entered into a three (3) month consulting agreement with Mr. Harris, effective December 5, 2025. Under this contract, Mr. Harris was entitled to earn US$20,000 per month and the 127,500 RSUs granted to Mr. Harris on September 3, 2025 with a vesting date of March 31, 2026.

Diogo Silva

The Company entered into an amendment to the employment contract with Diogo Silva effective November 13, 2025, pursuant to which Mr. Silva is engaged as the Chief Financial Officer. Under this contract, Mr. Silva is entitled to a base salary of R$1,500,000 per annum, subject to review by the Board, plus any incremental increase to such salary, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This contract can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause or as a result of a change of control of the Company, Mr. Silva is entitled to the statutory termination rights afforded to him under Brazilian law and an amount equal to the monthly amount of his base salary in effect on the termination date for twelve (12) months as of the termination date.

Francesco D'Alessio

The Company entered into an executive employment contract with Francesco D'Alessio effective September 18, 2024, pursuant to which Mr. D'Alessio is engaged as Chief Commercial Officer. Under this contract, Mr. D'Alessio is entitled to a base salary of US$340,000 per annum, subject to review by the Board, plus any incremental increase to such salary, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause or as a result of a change of control of the Company, Mr. D'Alessio is entitled to a lump sum payment equal to one time his annual base salary, as of the termination date.

Luis Rendon

The Company entered into a consulting agreement with Luis Rendon effective January 1, 2026, pursuant to which Mr. Rendon is engaged as Chief Operating Officer. Under this contract, Mr. Rendon is entitled to earn US$120 per hour, subject to review by the Board, plus any incremental increase to such fee, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This contract can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause or due to a change of control of the Company, a written notice of termination at least sixty (60) days prior to the desired termination date is required and Mr. Rendon would be entitled to indemnification on the gross amount of twelve (12) months.

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Luânder Peixoto

The Company entered into an amendment to the employment contract with Luânder Peixoto effective November 13, 2025, pursuant to which Mr. Peixoto is engaged as the General Counsel. Under this contract, Mr. Peixoto is entitled to a base salary of R$1,020,000 per annum, subject to review by the Board, plus any incremental increase to such salary, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This contract can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause or as a result of a change of control of the Company, Mr. Peixoto is entitled to the statutory termination rights afforded to him under Brazilian law and an amount equal to the monthly amount of his base salary in effect on the termination date for twelve (12) months as of the termination date.

Gordon Babcock

The Company entered into a consulting agreement with Gordon Babcock effective January 5, 2025, pursuant to which Mr. Babcock is engaged to advise on operational matters. Under this contract, Mr. Babcock is entitled to earn US$120 per hour, subject to review by the Board, plus any incremental increase to such fee, bonuses and grants of equity compensation under the Share Compensation Plan as the Board may from time to time determine. This contract can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, a written notice of termination at least sixty (60) days prior to the desired termination date is required. Mr. Babcock stepped down as Co-Chief Operating Officer effective December 5, 2025.

Other Arrangements

Other than as disclosed above, the Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the NEOs in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Change of Control Payment Chart

The estimated incremental payments, payables and benefits that would have been paid to the NEOs pursuant to the above noted agreements in the event of termination without cause or after a change of control on December 31, 2025 is detailed below:

Named Executive Officer	Termination Without Cause	Termination on a Change of Control
Daniel Tellechea
Salary	C$1,250,807	C$1,250,807
RSUs(1)	Nil	Nil
Bonus	Nil(2)	Nil
Total	C$1,250,807	C$1,250,807
Alberto Arias
Salary	C$1,250,807	C$1,250,807
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	C$1,250,807	C$1,250,807
Diogo Silva
Salary	C$375,450	C$375,450
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	C$375,450	C$375,450

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Named Executive Officer	Termination Without Cause	Termination on a Change of Control
David Harris(3)
Salary	C$920,000	C$1,417,108
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	C$920,000	C$1,417,108
Francesco D'Alessio
Salary	C$475,252	C$475,252
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	C$475,252	C$475,252
Luis Rendon
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil
Luânder Peixoto
Salary	C$255,306	C$255,306
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	C$255,306	C$255,306
Gordon Babcock(4)
Salary	Nil	Nil
RSUs(1)	Nil	Nil
Bonus	Nil	Nil
Total	Nil	Nil

Notes:

(1) Value of the RSUs that would vest on termination without cause on a change of control.

(2) NEO entitled to a pro-rated bonus if terminated without cause part way through a given year.

(3) Mr. Harris ceased being a Chief Financial Officer on December 5, 2025.

(4) Mr. Babcock ceased being a Co-Chief Operating Officer on December 5, 2025.

Compensation of Directors

Compensation of directors in the financial period ended December 31, 2025 was determined on a case-by-case basis with reference to the role that each director provides to the Company. The following information details compensation paid in the recently completed financial year.

In addition, directors are entitled to participate in the Amended and Restated Share Compensation Plan, which is designed to give each RSU and Option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Executive officers who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors.

During the financial year ended December 31, 2025, directors were paid fees and granted Options in their capacity as directors of the Company as set out in the table below.

Director Compensation Table

The following table provides information regarding compensation paid to the Company's directors for the financial year ended December 31, 2025.

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Name	Fees earned (C$)(1)	Share- based awards (C$)	Option- based awards (C$)(2)	Non-equity incentive plan compensation (C$)	All other compensation (C$)	Total (C$)
Alberto Arias(2)	213,218	Nil	Nil	Nil	Nil	213,218
David Brace	105,000	Nil	Nil	Nil	Nil	105,000
Jonathan Lee(3)	82,974	Nil	Nil	Nil	Nil	82,974
Daniel Tellechea(4)	Nil	674,909	Nil	Nil	Nil	674,909
Andrea Weinberg	72,917	Nil	Nil	Nil	Nil	72,917
TOTAL	474,109	674,909	Nil	Nil	Nil	1,149,018

Notes:

(1) For the financial year ended December 31, 2025, the Compensation Committee of the Company set the fees payable to the directors as follows: (a) to the Chair: C$165,000, (b) to each non-executive director: C$72,500, (c) to the Audit Committee chair: C$22,500, (d) to the Compensation Committee chair: C$14,500, and (e) to the chair of any other committee: C$10,000.

(2) Director fees were paid to Arias Resource Capital Management LP.

(3) Mr. Lee is not standing for re-election.

(4) Mr. Tellechea ceased to be the Interim Chief Executive Officer of the Company on November 13, 2025 when he was appointed as Co-CEO of the Company but remained on the Board.

Outstanding Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2025.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout valued of vested share-based awards not paid out or distributed (C$)
Alberto Arias	8,744 26,634 137,931	19.52 6.99 2.51	Jun. 22, 2026 Dec. 15, 2027 Aug. 13, 2029	159,228 151,281 165,517	Nil	Nil	Nil
David Brace	8,744 26,634 137,931	19.52 6.99 2.51	Jun. 22, 2026 Dec. 15, 2027 Aug. 13, 2029	159,228 151,281 165,517	Nil	Nil	Nil
Jonathan Lee(2)	8,744 26,634 137,931	19.52 6.99 2.51	Jun. 22, 2026 Dec. 15, 2027 Aug. 13, 2029	159,228 151,281 165,517	Nil	Nil	Nil
Daniel Tellechea(3)	8,744 26,634 136,986	19.52 6.99 2.51	Jun. 22, 2026 Dec. 15, 2027 July 10, 2029	159,228 151,281 164,383	169,575	222,143	139,506
Andrea Weinberg	137,931	2.51	Aug. 13, 2029	165,517	Nil	Nil	Nil

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Notes:

(1) Calculated using the closing price of Common Shares on the TSX on December 31, 2025 of $1.31 per Common Share, less the Option exercise price.

(2) Mr. Lee is not standing for re-election.

(3) Mr. Tellechea ceased to be the Interim CEO of the Company on November 13, 2025 when he was appointed as Co-CEO of the Company but remained on the Board.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2025.

Name	Option-based awards - Value vested during the year (C$)(1)	Share-based awards - Value vested during the year (C$)	Non-equity incentive plan compensation - Value earned during the year (C$)
Alberto Arias	Nil	Nil	Nil
David Brace	Nil	Nil	Nil
Jonathan Lee(2)	Nil	Nil	Nil
Daniel Tellechea(3)	Nil	337,454	Nil
Andrea Weinberg	Nil	Nil	Nil

Notes:

(1) Value, if any, of any Options which vested during 2025 was calculated by multiplying the number of vested Options by the difference between the market price at the time of vesting and the exercise price.

(2) Mr. Lee is not standing for re-election.

(3) Mr. Tellechea ceased to be the Interim CEO of the Company on November 13, 2025 when he was appointed as Co-CEO of the Company but remained on the Board.

Other Arrangements

Other than as disclosed elsewhere in this Circular, none of the directors of the Company were compensated by the Company during the financial year ended December 31, 2025 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance under Equity Compensation Plans

The table below sets out the outstanding Options and RSUs under the Share Compensation Plan, being the Company's only compensation plan under which Common Shares are authorized for issuance, as at December 31, 2025.

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Plan Category	Number of securities to be issued upon exercise of outstanding Options and RSUs	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,635,913	C$4.24	5,425,826
Equity compensation plans not approved by security holders	Nil	Nil	Nil
TOTAL	1,635,913	C$4.24	5,425,826

Annual Burn Rate

The annual burn rate of the Share Compensation Plan, calculated in accordance with the TSX Company Manual, for each of the three (3) most recently completed financial years of the Company is set out in the table below. In accordance with the rules of the TSX, the annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the arrangement during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.

	Burn rate during the financial year ended December 31,
	2025	2024	2023
Share Compensation Plan	1.96%	2.52%	1.02%

Amended and Restated Share Compensation Plan

The Amended and Restated Share Compensation Plan is a ten percent (10%) "rolling" plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Amended and Restated Share Compensation Plan, together with any Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of ten percent (10%) of the issued and outstanding Common Shares at the time of the grant.

The Amended and Restated Share Compensation Plan provides participants (each, a "Participant"), who may include participants who are citizens or residents of the United States (each, a "US Participant"), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the trading price of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined by the Board at the time of the award. See "Amended and Restated Share Compensation Plan - Restricted Share Units - Vesting and Deferral Provisions" below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See "Amended and Restated Share Compensation Plan - Options - Vesting Provisions" below.

Purpose of the Amended and Restated Share Compensation Plan

The Board utilizes the Amended and Restated Share Compensation Plan in order to advance the interests of the Company and its subsidiaries, and its shareholders by: (i) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (ii) encouraging stock ownership by such persons; and (iii) providing compensation opportunities to attract, retain and motivate such persons.

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Participants include officers or employees of the Company or any officer or employee of any subsidiary of the Company and, with respect to the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant, defined under the Amended and Restated Share Compensation Plan as a "consultant" as such term is defined in National Instrument 45-106 Prospectus Exemptions; and in the case of a US Participant, such a natural person who (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company's securities, or (ii) is otherwise eligible to participate in an "employee benefit plan" within the meaning of such term as defined in Rule 405 under the 1933 Act.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the "Administrators") based on the recommendation of the Compensation Committee. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Amended and Restated Share Compensation Plan

The number of Common Shares that are available for issuance upon the vesting of RSUs awarded and Options granted under the Amended and Restated Share Compensation Plan is limited to ten percent (10%) of the issued and outstanding Common Shares at the time of any grant, less Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries.

As at May 4, 2026, under the Share Compensation Plan, there were: (a) 1,525,963 outstanding Options, equivalent to 1.51% of the Company's issued and outstanding Common Shares, (b) 320,425 outstanding RSUs, equivalent to 0.32% of the Company's issued and outstanding Common Shares, and (c) 8,262,542 unallocated awards, equivalent to 8.17% of the Company's issued and outstanding Common Shares.

Limitations

The Amended and Restated Share Compensation Plan contains the following limitations on awards of RSUs and grants of Options:

(a) the total number of Common Shares reserved and available for grant and issuance pursuant to the Amended and Restated Share Compensation Plan and any other security-based compensation arrangements of the Company or its subsidiaries cannot exceed ten percent (10%) of the Common Shares then issued and outstanding Common Shares;

(b) the number of Common Shares issuable under the Amended and Restated Share Compensation Plan to any one Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed five percent (5%) of the issued and outstanding Common Shares;

(c) the number of Common Shares issuable to insiders under the Amended and Restated Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed ten percent (10%) of the issued and outstanding Common Shares;

(d) the number of Common Shares issued to insiders under the Amended and Restated Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed ten percent (10%) of the issued and outstanding Common Shares; and

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(e) the number of Common Shares reserved for issuance under the Amended and Restated Share Compensation Plan (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its Subsidiaries) to Participants who are non-employee directors shall be limited to the lesser of:

(i) for all non-employee directors, an aggregate of one percent (1%) of the Common Shares then issued and outstanding; and

(ii) for each individual non-employee director, an annual grant value of $150,000 per director, of which no more than $100,000 of value may comprise Options.

Restricted Share Units

Mechanics for RSUs

RSUs awarded to Participants under the Amended and Restated Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Amended and Restated Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to receive one Common Share upon achievement of the vesting criteria. RSUs awarded under the Amended and Restated Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Amended and Restated Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

Vesting and Deferral Provisions

The Amended and Restated Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs and, if applicable, the maximum period of time following vesting that an RSU granted to a Participant other than a US Participant may remain outstanding prior to settlement (the "Restriction Period"); (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Amended and Restated Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

The Amended and Restated Share Compensation Plan permits a Participant, other than a US Participant, to elect to defer settlement of their RSUs to a date (a "Redemption Date") following the vesting date that falls within the Restriction Period. Participants who elect to set a Redemption Date shall be required to provide prior notice to the Company of such date and, subject to certain restrictions, may change a Redemption Date by providing prior notice to the Company. RSUs issued to a US Participant shall be settled as soon as practicable following vesting, and in any case not more than sixty (60) days after the vesting date.

The Amended and Restated Share Compensation Plan allows a Participant to elect, subject to the consent of the Administrators, to redeem such portion (and only such portion) of its vested RSUs for a cash amount equal to the Withholding Obligations (as defined in the plan) associated with the aggregate number of RSUs to be redeemed.

Termination of Employment or Service

If a Participant's employment or service with the Company and its Subsidiaries is terminated: (i) for any reason, subject to the exceptions set out in (ii) and (iii) below, Common Shares corresponding to any vested RSUs will be issued as soon as practicable following the Termination Date (as defined in the Amended and Restated Share Compensation Plan), and unless otherwise determined by the Administrators, any unvested RSUs will be forfeited for no consideration and cancelled for (unless otherwise determined by the Administrators in their discretion); (ii) due to the retirement in accordance with the Company's retirement policy, unvested performance-based RSUs will not be forfeited and cancelled, and will remain eligible to become vested in accordance with the applicable RSU Agreement after such retirement, but only if the performance vesting criteria, if any, are met on the applicable date; and (iii) as a result of non-trivial and non-condoned willful misconduct or wilful neglect of duty, for just cause, any unvested RSUs will be forfeited for no consideration and cancelled on the Termination Date.

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Options

Mechanics for Options

Options granted under the Amended and Restated Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Amended and Restated Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Amended and Restated Share Compensation Plan's reserve.

Vesting Provisions

The Amended and Restated Share Compensation Plan provides that unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three (3) anniversaries of the grant date of such Options.

Termination of Employment or Service

If a Participant's employment or service with the Company and its Subsidiaries is terminated: (i) for any reason, subject to the exception set out in (ii) below, unless otherwise determined by the Administrators, any unvested Options held by the Participant, to the extent not exercisable as of the Termination Date, will be immediately cancelled and cease to be exercisable, and any vested Options may be exercised only before the earlier of: (a) the expiry of the Option; (b) in the case of the death of a Participant, the date that is one (1) year after the Termination Date, or (c) in all other cases, six (6) months after the Termination Date, at which time such Options will be cancelled and cease to be exercisable; and (ii) as a result of non-trivial and non-condoned willful misconduct or wilful neglect of duty, or just cause, all Options held by the Participant, whether or not exercisable, will be immediately and automatically cancelled and terminated, and will cease to be exercisable.

Other Terms

If an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the "Fair Market Value" of a Common Share (defined in the Amended and Restated Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five (5) trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the Administrators with reference to such factors or such information as the Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

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No Option shall be exercisable after ten (10) years from the date the Option is granted. Under the Amended and Restated Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine (9) business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth (10th) business day after the end of the blackout period.

The Amended and Restated Share Compensation Plan provides that any unvested Options will vest at such time as determined by the Administrators such that Participants will be able to participate in a Change of Control, as defined in the Amended and Restated Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US Participants will occur only to the extent and in a manner that is permitted under the United States Internal Revenue Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Amended and Restated Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Amended and Restated Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Amended and Restated Share Compensation Plan or any rights of an Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Amended and Restated Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Amended and Restated Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US Participants will be in accordance with the requirements of the United States Internal Revenue Code and will comply with the vesting provisions of the Amended and Restated Share Compensation Plan. The Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the Administrators in their sole discretion such that Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators, subject, in the case of a US Participant, to the applicable requirements of Section 409A of the United States Internal Revenue Code.

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Amendment Provisions

The Board may amend the Amended and Restated Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment will:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Amended and Restated Share Compensation Plan and, with respect to RSUs and Options of US Participants, such amendment will not create adverse tax consequences;

(b) be subject to any regulatory approvals including, where required, the approval of the TSX or the NASDAQ;

(c) be subject to shareholder approval, where required, by the requirements of the TSX the NASDAQ, provided that shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Amended and Restated Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Amended and Restated Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(iii) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv) a change to the termination provisions of any Option or RSU (e.g. relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v) the introduction of features to the Amended and Restated Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi) the introduction of features to the Amended and Restated Share Compensation Plan that would permit the Company to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii) the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Amended and Restated Share Compensation Plan reserve; and

(viii) change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Amended and Restated Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits referred to above under "Limitations";

(c) permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

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(f) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g) amend the amendment provisions in section 6.4 of the Amended and Restated Share Compensation Plan.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise of any person who: (i) has been a director or executive officer of Largo at any time since January 1, 2025; (ii) is a proposed nominee for election as a director of Largo; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular and during the financial year ended December 31, 2025, no director or executive officer of the Company or proposed nominee for election as a director (and each of their associates) was indebted, including under any securities purchase or other program, to (i) the Company or any of its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2025, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as such term is defined under applicable securities laws) of the Company or proposed nominee for election as a director (and each of their associates and affiliates) has had any material interest, direct or indirect, in any transaction since January 1, 2025 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.com, and EDGAR, at www.sec.gov. Financial information is provided in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2025, which can be found on SEDAR+ at www.sedarplus.com and EDGAR, at www.sec.gov. Shareholders may also request copies of these documents from our Investor Relations Consultant by telephone at +1 640 223 6956 or by e-mail at largoir@mzgroup.com.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of Largo Inc.

By Order of the Board of Directors

(signed) "Alberto Arias"
Director, Chair of the Board and Co-Chief Executive Officer

May 6, 2026

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SCHEDULE A
BOARD MANDATE

I. GENERAL

1. Mandate

The board of directors (the "Board") of Largo Inc. (the "Corporation") is responsible for the stewardship of the Corporation including the supervision of the management of the business and the affairs of the Corporation and for acting in the best interests of the Corporation. The Board acts in accordance with the Business Corporations Act (Ontario); the Corporation's Articles of Incorporation; the Corporation's Code of Business Conduct and Ethics; this Mandate and the charters of the Board's committees and other applicable laws and policies.

2. Board Committees

(a) To assist it in exercising its responsibilities, the Board has established five standing committees of the Board:

(i) an audit committee (the "Audit Committee");

(ii) a compensation committee (the "Compensation Committee");

(iii) a governance and nominating committee (the "Governance Committee");

(iv) an operations committee (the "Operations Committee"); and

(v) an energy committee (the "Energy Committee").

The Board may establish other standing committees, from time to time.

(b) Each committee will have a written charter. At a minimum, each charter will clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or a committee thereof) on an annual basis.

(c) The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

II. PROCEDURAL MATTERS

1. Composition

A majority of the members of the Board shall be independent within the meaning of all applicable Canadian securities laws and the rules of the Toronto Stock Exchange, unless exempted thereunder.

2. Board Structure and Operations

(a) Chair

(i) The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director, who shall not also be a member of management of the Corporation, to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director, who shall not also be a member of management of the Corporation. Either an independent Chair of the Board or a Lead Director will act as the effective leader of the Board, including chairing Board meetings and ensuring that the Board's agenda will enable it to successfully carry out its duties.

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(ii) If the Chair of the Board or Lead Director, if applicable, is absent or unable or unwilling to act, the directors present at the meeting will choose one of their number to be chair of the meeting.

(iii) The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

(iv) If in any year the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

(b) Meetings

(i) The Chair of the Board or Lead Director, if applicable, in consultation with Board members, will determine the schedule and frequency of Board meetings. However, the Board will meet at least four times per year. A quorum of the Board may, at any time, call a meeting of the Board.

(ii) The Chair of the Board or Lead Director, if applicable, is responsible for developing and setting the agenda for Board meetings, with the assistance of Board members, the Chief Executive Officer (the "CEO") and the Corporate Secretary of the Corporation. Appropriate materials will be provided to the Board in advance of meetings, although the Board recognizes that in certain cases this may not be possible. Materials presented to the Board should be as concise as possible, while providing sufficient information for the directors to make an informed judgment.

(c) Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board not less than 48 hours before the time when the meeting is to be held but if a Board member or the CEO considers it a matter of urgency that a meeting of the Board be convened, they may give notice of a meeting by means of any telephone, electronic or other communication facility no less than one hour before the meeting.

(d) Quorum

A majority of the Board constitutes a quorum at any meeting of the Board.

(e) Attendees

The Board may invite such officers and employees of the Corporation and advisors as it sees fit from time to time to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f) In Camera Sessions

The Board will reserve a portion of each Board meeting for the independent directors to meet without any members of management or other non-independent directors present.

(g) Records

Minutes of meetings of the Board will be recorded and maintained by the Corporate Secretary of the Corporation and will be subsequently presented to the Board for review and approval.

3. Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board.

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III. RESPONSIBILITIES

The Board is responsible for the stewardship of the Corporation, including the supervision of management of the business and the affairs of the Corporation. As part of this mandate, the Board approves decisions that affect the Corporation before they are implemented. As a part of its overall responsibility for the stewardship of the Corporation, the Board assumes responsibility for the following:

1. Stewardship

The Board sets and supervises standards of corporate governance that establish a culture of integrity throughout the Corporation, and guide the operations of the Corporation and management in compliance with the Corporation's constating documents and Ontario corporate law, securities legislation in each jurisdiction in which the Corporation is a reporting issuer, and other applicable laws.

2. Supervising Management of the Corporation

The Board is responsible for supervising the management of the business and affairs of the Corporation, including:

(a) designating the offices of the Corporation, appointing such officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Corporation in accordance with the instructions of the Board;

(b) overseeing the review of such officers' performance and effectiveness; and

(c) acting in a supervisory role, such that any duties and powers not delegated to the officers of the Corporation remain with the Board and its committees.

3. Strategic Planning

The Board is actively involved in the Corporation's strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business and environmental, social and governance (ESG) matters. Following the completion of each year, the Board undertakes a review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Corporation and reviews opportunities and assesses risks, including environmental, social and governance-related matters, so that the plan can be adjusted.

4. Risk Management and Compliance

The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management's plans to monitor and manage risk. The principal risks to the Corporation have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, Board members or advisors to assist in assessing different risks.

5. Financial Reporting, Internal Controls and Information Technology Systems

The Board is responsible for overseeing the Corporation's financial reporting, internal controls and information technology systems. The effectiveness and integrity of the Corporation's internal control and management information systems contribute to the effectiveness of the Board and the Corporation. To maintain the effectiveness and integrity of the Corporation's financial controls, the Board provides oversight and monitors internal control and management information systems, including cybersecurity threats. To assist it with these responsibilities, the Board has established the Audit Committee.

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6. Compensation, Succession Planning and other Human Resources Matters

The Board is responsible for overseeing:

(a) compensation matters (including compensation of officers and other senior management personnel and approving the Corporation's annual compensation budget); and

(b) succession planning (including appointing, training and monitoring senior management).

In particular, the Board annually identifies key individuals of the Corporation and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Corporation's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management. To assist it with these responsibilities, the Board has established the Compensation Committee.

7. Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Corporation. The Code constitutes written standards that are reasonably designed to promote integrity and deter wrongdoing and addresses the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Corporation's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Corporation's directors or executive officers will be granted by the Board (or a Board committee) only. To assist it with these responsibilities, the Board has established the Governance Committee.

8. Corporate Disclosure Policy and Feedback

The Corporation's Corporate Disclosure Policy governs communication with shareholders and others and reflects the Corporation's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Corporation's relationship with its shareholders.

The Corporation's website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Corporation.

9. Environmental, Social, Governance (ESG) Matters

The Board is responsible for overseeing the Corporation's environmental, social and governance ("ESG") matters.

(a) General ESG Matters

The Board has overall responsibility for establishing the Corporation's most significant ESG-related objectives and commitments and monitors progress against them. The Board is responsible for the Corporation's overall ESG communications strategy.

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More specifically, the Board has overall responsibility to approve, where appropriate, relevant ESGrelated disclosure, policies and procedures, including, without limitation, disclosure, policies and procedures related to anti-bribery and corruption, cybersecurity, climate and environmental matters, supply chain, human rights, health and safety, and management of the relationship with workforce and local communities, together with any ESG metrics and key performance indicators included in such disclosure.

To assist it with these responsibilities and to coordinate the work of other Board committees in this regard (i.e. the Audit Committee, the Operations Committee and the Energy Committee), the Board has established the Governance Committee.

(b) Corporate Governance

The Board has overall responsibility for developing the Corporation's approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures, including in relation to diversity). To assist it with these responsibilities, the Board has established the Governance Committee.

10. Other Board Matters

(a) Position Descriptions

The Board is responsible for:

(i) developing clear written position descriptions for the Chair of the Board, the Lead Director, if applicable, and the Chair of each Board committee; and

(ii) together with the CEO, developing a clear position description for the CEO.

(b) Orientation and Continuing Education

The Board is responsible for arranging:

(i) for new directors to receive a comprehensive orientation, so that they fully understand:

(A) the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Corporation expects from its directors), and

(B) the nature and operation of the Corporation's business; and

(ii) continuing education opportunities for all directors, so that they may:

(A) maintain or enhance their skills and abilities as directors, including in relation to ESG matters, and

(B) ensure that their knowledge and understanding of the Corporation's business remains current.

(c) Regular Board Assessments

The Board is responsible for annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director. Such assessments should consider:

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(i) in the case of the Board, this Mandate;

(ii) in the case of a Board committee, the committee's charter; and

(iii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board, including in relation to ESG matters.

(d) Nomination of Directors

The Board is also responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of shareholders. Prior to nominating or appointing individuals as directors, the Board should:

(i) consider what competencies and skills the Board, as a whole, should possess, including in relation to ESG matters;

(ii) assess what competencies and skills each existing director possesses; and

(iii) consider the appropriate size of the Board, with a view to facilitating effective decisionmaking.

To assist it with these responsibilities, the Board has established the Governance Committee.

(e) Outside Advisors

In performing its functions, the Board is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors. The Board has the authority to retain and approve the fees and retention terms of its outside advisors.

Approved and adopted: May 27, 2019

Updated: November 23, 2022

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SCHEDULE B
AMENDED AND RESTATED SHARE COMPENSATION PLAN

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a) "1933 Act" means the United States Securities Act of 1933, as amended;

(b) "Account" has the meaning attributed to that term in section 4.8;

(c) "Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(d) "Associate" has the meaning attributed to that term in the Securities Act (Ontario);

(e) "Award Date" means the date or dates on which an award of RSUs is made to a Participant in accordance with section 4.1;

(f) "Blackout Period" means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation's policy respecting restrictions on directors', officers' and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(g) "Board" means the board of directors of the Corporation from time to time;

(h) "Business Day" means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;

(i) "Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror together with its affiliates and related parties was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii) the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii) the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(j) "Clawback Policy" means the clawback policy of the Corporation as determined by the Board, and as it may be amended, replaced, or restated from time to time;

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(k) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(l) "Common Shares" means the common shares of the Corporation;

(m) "Consultant" means a "consultant" as such term is defined in National Instrument 45-106 Prospectus Exemptions; and in the case of a U.S. Participant, such a natural person who (i) is an individual that provides bona fide services to the Corporation pursuant to a written contract for services with the Corporation and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation's securities, or (ii) is otherwise eligible to participate in an "employee benefit plan" within the meaning of such term as defined in Rule 405 under the 1933 Act.

(n) "Corporation" means Largo Inc., a company existing under the Business Corporations Act (Ontario) and the successors thereof;

(o) "Disability" means a physical or mental incapacity or disability that prevents the Eligible Person from performing the essential duties of the Eligible Person's employment or service with the Corporation or any Subsidiary, and that cannot be accommodated under applicable human rights laws without imposing undue hardship on the Corporation or the Subsidiary employing or engaging the Eligible Person, as determined by the Board for the purposes of this Plan;

(p) "Effective Date" means June 16, 2026;

(q) "Eligible Person" means:

(i) any officer or employee of the Corporation and/or any officer or employee of any Subsidiary of the Corporation and, solely for purposes of the grant of Options, any non-employee director of the Corporation and/or any non-employee director of any Subsidiary of the Corporation; and

(ii) a Consultant;

(r) "Fair Market Value" of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(s) "Grant Agreement" means, as applicable, an Option Agreement or RSU Agreement;

(t) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(u) "insider" has the meaning attributed to that term in the TSX Company Manual;

(v) "Insider Participant" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(w) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(x) "Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

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(y) "Option Agreement" has the meaning ascribed to that term in section 3.2;

(z) "Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(aa) "Plan" means this amended and restated share compensation plan, as amended, replaced or restated from time to time;

(bb) "Redemption Date" has the meaning ascribed to that term in section 4.4(a);

(cc) "Redemption Notice" means a notice in the form attached as Exhibit A to this Plan that may be delivered by a Participant to the Corporation as specified in section 4.4 hereof, pursuant to which the Participant may, subject to the terms of the applicable RSU Agreement, request a redemption of all or a portion of the Participant's vested RSUs during a Restriction Period;

(dd) "Reserved for Issuance" refers to Common Shares that may be issued in the future upon the vesting of RSUs which have been awarded and upon the exercise of Options which have been granted;

(ee) "Restriction Period" means the period determined by the Board pursuant to section 4.3(a)(iii) hereof;

(ff) "RSU" means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(gg) "RSU Agreement" has the meaning ascribed to that term in section 3.2;

(hh) "RSU Cash Equivalent" has the meaning ascribed to that term in section 4.4(b);

(ii) "Subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario) and "Subsidiaries" shall have a corresponding meaning;

(jj) "Termination Date" means the date upon which a Participant ceases to be an Eligible Participant as a result of the termination of their employment or service with the Corporation or a Subsidiary, for any reason including death, retirement, resignation or termination for non-trivial and noncondoned willful misconduct or wilful neglect of duty, with just cause, without just cause, or as a result of Disability, as applicable, which shall be:

(i) in the case of a Participant who dies, the date of death; and

(ii) in all other cases, the date designated by the Corporation or a Subsidiary, in written notice to a Participant, as the day on which that Participant's employment with or provision of services to the Corporation or the Subsidiary (as the case may be) ceases for any reason whatsoever (whether or not that cessation of employment or service is lawful, but provided that, in the case of a voluntary resignation or voluntary termination by that Participant, the Termination Date may not be earlier than the date that the notice of that voluntary resignation or termination was first given by that Participant); and "Termination Date" specifically does not mean the date on which any period of notice, which the Corporation or that Subsidiary may be required to provide to (or that may be claimed by) that Participant, expires. For greater clarity, the Termination Date will be determined without regard to any applicable notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, period of salary continuation or of deemed employment or of deemed service, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner);

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(kk) "TSX" means the Toronto Stock Exchange;

(ll) "U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan; and

(mm) "Withholding Obligations" has the meaning ascribed to that term in section 4.6.

1.2 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency: All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries);

(b) The number of Common Shares issuable under the Plan to any one (1) Eligible Person (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c) The number of Common Shares issuable to insiders under the Plan (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d) The number of Common Shares issued to insiders under the Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(e) The number of Common Shares reserved for issuance under this Plan (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Corporation or its Subsidiaries) to Participants who are non-employee directors shall be limited to the lesser of: (i) for all non-employee directors in the aggregate, 1% of the Common Shares then issued and outstanding; and (ii) an annual grant value of $150,000 per director, of which no more than $100,000 of value may comprise Options, based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

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2.3 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan, when RSUs and Options to Eligible Persons shall be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and the vesting period for each grant of Options;

(c) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(d) subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(e) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation: The Plan is hereby established for Eligible Persons. RSUs may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof.

3.2 Agreements: All RSUs awarded hereunder shall be evidenced by an RSU Agreement ("RSU Agreement") between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Corporation and the Participant, substantially in the form as set out in Exhibit C or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of RSU: The Administrators may, at any time and from time to time, award RSUs to Eligible Persons. In awarding any RSUs, the Administrators shall determine:

(a) to whom RSUs pursuant to the Plan will be awarded;

(b) the number of RSUs to be awarded and credited to each Participant's Account;

(c) the Award Date;

(d) if applicable, the Restriction Period; and

(e) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of RSUs, the number of RSUs awarded to a Participant shall be credited to the Participant's Account effective as of the Award Date.

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4.2 RSU Agreement: Upon the award of each RSU to a Participant, a RSU Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting and Restriction Period:

(a) Subject to subsection 4.3(b) below, at the time of the award of RSUs, the Administrators shall determine in their sole discretion, which shall be evidenced in the applicable RSU Agreement:

(i) the vesting criteria applicable to such RSUs;

(ii) criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each RSU that vests may fluctuate based upon the Corporation's performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion; and

(iii) for a RSU issued to a Participant other than a U.S. Participant, the period during which a vested RSU may be redeemed by the Participant, and may determine the maximum period, during which any vested RSU granted to a Participant may remain outstanding prior to settlement (the "Restriction Period").

(b) All vesting and issuances or payments, as applicable, in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such RSU.

(c) Subject to the vesting and other conditions and provisions in this Plan and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive on settlement one (1) Share. For greater certainty, the Corporation is obligated to deliver one (1) Common Share on the settlement of each RSU and shall have no independent discretion to settle an RSU in cash or other property other than Common Shares (subject only to an election by a Participant, with the consent of the Administrators, in accordance with Section 4.4(b), below).

4.4 Settlement of RSUs:

(a) Subject to the terms of the applicable RSU Agreement and this Plan, vested RSUs may be redeemed by a Participant, in whole or in part, at any time on or prior to the end of the Restriction Period, upon delivery of a Redemption Notice to the Corporation in the form attached hereto as Exhibit A. The Redemption Notice shall specify the date upon which such vested RSUs shall be redeemed, which date shall be no later than the end of the Restriction Period (the "Redemption Date"), and subject to earlier redemption in accordance with section 4.3(b).

(b) Notwithstanding Section 4.4(a), the Participant will have, at its sole discretion, but subject to the consent of the Administrators, the ability to elect in its Redemption Notice to redeem such portion (and only such portion) of its vested RSUs on the Redemption Date for a cash amount equal to the Withholding Obligations associated with the aggregate number of RSUs to be redeemed at a value calculated by such vested RSUs to be redeemed for cash multiplied by the Fair Market Value (the "RSU Cash Equivalent"), in lieu of receiving Common Shares for such RSUs. For greater certainty, the Corporation will have no discretion to satisfy the redemption of any RSUs for the RSU Cash Equivalent in the absence of a unilateral election by the Participant in its Redemption Notice.

(c) Upon receipt by the Corporation of a Redemption Notice, the Corporation shall redeem the RSUs on the Redemption Date and shall satisfy the redemption, as soon as reasonably practicable, by issuing from treasury one (1) fully-paid and non-assessable Common Share for each full RSU to be redeemed (subject to the satisfaction of any applicable Withholding Obligation under section 4.6), and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to RSUs until that person or entity becomes the holder of record of those Common Shares. For greater certainty, the Corporation shall not issue any Common Shares to a Participant in satisfaction of the redemption of an RSU prior to the Corporation being satisfied in its sole discretion that all applicable taxes under section 4.6 will be timely withheld or received and remitted to the appropriate taxation authorities in respect of any particular Participant and any particular RSU.

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(d) Where a Participant has elected in a Redemption Notice to settle a portion of its RSUs for the RSU Cash Equivalent, the Participant shall be deemed to have instructed the Corporation to withhold and remit such RSU Cash Equivalent to the applicable taxation authorities on account of any Withholding Obligations of the Corporation pursuant to Section 4.6 and the Corporation shall deliver any excess cash after making the necessary remittances as soon as reasonable practicable.

(e) Notwithstanding Sections 4.4(a), (b), (c) and (d), but subject to the provisions of Sections 4.7 and 6.15, RSUs issued to a U.S. Person shall be settled as soon as practicable following vesting, and in any case not more than 60 days after the vesting date.

4.5 Determination of Amounts:

(a) For purposes of determining any RSU Cash Equivalent, such calculation will be made on the Redemption Date based on the Fair Market Value on such date multiplied by the number of vested RSUs in the Participant's Account that the Participant has elected in a Redemption Notice to be settled in cash.

(b) For the purposes of determining the number of Common Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 4.4, such calculation will be made on the Redemption Date based on the whole number of Common Shares equal to the whole number of vested RSUs then recorded in the Participant's Account less any RSUs that a Participant has elected in a Redemption Notice to be settled in the RSU Cash Equivalent.

4.6 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any RSUs or any issuance of Common Shares ("Withholding Obligations"). Without limiting the generality of the foregoing, the Corporation may, at its discretion (and, with respect to (iii) below, if elected by the Participant pursuant to section 4.4(b)): (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any RSUs or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation or its affiliate, as the case may be, equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested RSUs of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant, or (iv) sell in the open market such portion of the Common Shares issued in settlement of the vested RSUs, for and on behalf of the Participant, as will give rise to proceeds in an amount sufficient to permit the Corporation to satisfy the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any RSUs may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

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4.7 Termination of Employment or Service:

(a) As soon as practicable after the Participant's Termination Date, any and all Common Shares corresponding to any vested RSUs in the Participant's Account (including any relating to a Restriction Period in progress) shall be issued to the former Participant in accordance with section 4.4 hereof.

(b) On a Participant's Termination Date, any unvested RSUs in the Participant's Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant for no consideration and cancelled. With respect to any RSU of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested on the Termination Date, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and Common Shares delivered as soon as practicable following vesting, and in any case not more than 60 days after such vesting, subject to the provisions of Section 6.15.

(c) Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based RSUs in the Participant's Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d) For greater certainty, if a Participant's employment is terminated as a result of non-trivial and noncondoned willful misconduct or wilful neglect of duty, for just cause, each unvested RSU in the Participant's Account shall forthwith and automatically be forfeited by the Participant for no consideration and cancelled on the Termination Date.

(e) The rights of a Participant pursuant to this Section 4.7 are the only rights to which the Participant (or the Participant's estate) is entitled on a termination of employment with respect to such Participant's RSUs.

(f) For greater clarity, the termination date of RSUs and their forfeiture determined in accordance with this Section 4.7 will be determined without regard to any applicable periods of deemed active employment, notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, period of salary continuation or of deemed employment or of deemed service, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

4.8 RSU Accounts: A separate notional account for RSUs shall be maintained for each Participant (an "Account"). Each Account will be credited with RSUs awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the RSUs pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.4 hereof, or on the forfeiture and cancellation of the RSUs pursuant to section 4.7 hereof, the applicable RSUs credited to the Participant's Account will be cancelled.

4.9 Record Keeping: The Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of RSUs credited to each Participant's Account;

(c) any and all adjustments made to RSUs recorded in each Participant's Account; and

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(d) any other information which the Corporation considers appropriate to record in such records.

5. GRANT OF OPTIONS

5.1 Grant of Options: The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

(a) to whom Options pursuant to the Plan will be granted;

(b) the number of Options to be granted, the Grant Date and the exercise price of each Option;

(c) the expiration date of each Option; and

(d) subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Fair Market Value of a Common Share on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the greater of (i) Fair Market Value of a Common Share on the Grant Date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date. No options granted to U.S. Participants are intended to be "incentive stock options" within the meaning of the Code.

5.2 Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

(a) Subject to subsection 5.3(b) below, at the time of the grant of any Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Options.

(b) Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three (3) anniversaries of the Grant Date of such Options.

5.4 Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4(a) hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board, and any extension for a U.S. Participant shall apply only to the extent the Company first determines that the extension is permissible under Section 409A of the Code.

5.5 Exercise of Option: Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit D, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

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5.6 Payment and Issuance:

(a) Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of a cheque or other form of acceptable payment for the aggregate exercise price, which may include compliance with any protocol for cashless exercise of Options as is approved by the Administrators from time to time, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate exercise price for the Options being exercised.

(b) Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws, if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.8 Termination of Employment or Service:

(a) On a Participant's Termination Date, any unvested Options held by the Participant, to the extent not exercisable as of the Termination Date, shall, unless otherwise determined by the Administrators in their discretion, immediately and automatically be cancelled and terminated without consideration or payment to the Participant and will cease to be exercisable.

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(b) Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, on a Participant's Termination Date, any vested Options granted to the Participant that are exercisable may be exercised only before the earlier of:

(i) the expiry of the Option;

(ii) in the case of

(A) the death of the Participant, the date that is one (1) year after the Termination Date; or

(B) in all other cases, the date that is six (6) months after the Termination Date (whether or not termination of the Participant is lawful and whether or not it occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation or damages in lieu of that notice);

after which time all such Options that have not been exercised shall immediately and automatically be cancelled and terminated without consideration or payment to the Participant and will cease to be exercisable by the Participant.

(c) Notwithstanding the foregoing subsections 5.8(a) and 5.8(b), if a Participant's employment is terminated for non-trivial and non-condoned willful misconduct or wilful neglect of duty, or just cause, each Option held by the Participant, whether or not then exercisable, shall immediately and automatically be cancelled and terminated without consideration or payment to the Participant and will cease to be exercisable by the Participant.

(d) The rights of a Participant pursuant to this Section 5.8 are the only rights to which the Participant (or the Participant's estate) is entitled on a termination of employment with respect to such Participant's Options.

(e) For greater clarity, the termination date of Options determined in accordance with this Section 5.8 will be determined without regard to any applicable period of deemed active employment, notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, period of salary continuation or of deemed employment or of deemed service, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

5.9 Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and exercise price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

6. GENERAL

6.1 Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2 Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(b) and subsection 4.3(a)(iii), the Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Corporation or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that is permitted under Section 409A of the Code, and with respect to RSUs of U.S. Participants, any surrender or other modification of RSUs will occur only consistent with the requirements of Section 409A of the Code, to the extent applicable.

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6.3 Reorganization Adjustments:

(a) In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of Corporation assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or RSU immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

(b) Notwithstanding the foregoing, with respect to Options and RSUs of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable and will comply with the requirements in subsection 4.3(b).

(c) The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d) The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4 Amendment or Termination of Plan:

(a) Subject to section 6.4(b), the Board may amend this Plan or any RSU or any Option at any time without receiving the consent of Participants or approval of the shareholders of the Corporation provided that any such amendment will:

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(i) not adversely alter or impair any RSU previously awarded or any Option previously granted (including without limitation any amendments that would result in any adverse tax consequences to the Participant) except as permitted by the provisions of section 6.3 hereof;

(ii) be subject to any regulatory approvals including, where required, the approval of the TSX; and

(iii) be subject to shareholder approval, where required by the requirements of the TSX, provided that for greater certainty, shareholder approval will not be required for the following amendments:

(A) amendments of a "housekeeping nature", including any amendment to the Plan or an RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(B) amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(C) a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(D) a change to the termination provisions of any Option or RSUs (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(E) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(F) the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the RSUs, make lump sum cash payments to Participants;

(G) the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(H) change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control).

(b) Notwithstanding the foregoing, shareholder approval will be required in circumstances where an amendment to the Plan would:

(i) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(ii) increase the limits in section 2.2;

(iii) permit the award of RSUs to non-employee directors of the Corporation or change in the limitations on grants of Options to non-employee directors;

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(iv) permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(v) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(vi) extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof);

(vii) extend the term of any Restriction Period of any RSU beyond the original Restriction Period or beyond the period set out in section 4.3(b); or

(viii) amend this section 6.4.

6.5 Clawback Provision: Notwithstanding any other provision of this Plan, any RSU or Option issued, granted, or awarded to any Participant, and any Common Shares issued thereunder, and any amount received by any Participant with respect to any such RSU, Option, or Common Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the Corporation's Clawback Policy. The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy.

6.6 Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further RSUs shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants' Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.7 Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's RSUs or Options or any rights the Participant has under the Plan.

6.8 Rights as a Shareholder: Under no circumstances shall the RSUs or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.9 No Effect on Employment, Rights or Benefits:

(a) The terms of employment shall not be affected by participation in the Plan.

(b) Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c) Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan. The Corporation and the Subsidiaries will not be liable to any Participant for any loss resulting from the amendment, suspension or termination of this Plan or any RSU or Option in accordance with its terms.

(d) RSUs and Options granted under this Plan are not part of a Participant's regular employment or consulting compensation. No value will be attributed to any Options, or any potential grant of Options, as part of any calculation of a Participant's notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

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(e) The Corporation's exercise of its rights of amendment, suspension or termination of this Plan or any Option in accordance with its terms will not constitute (i) a breach of any Participant's employment, consulting or other contract for services with the Corporation or any Subsidiary, or (ii) grounds for any Participant to claim constructive dismissal or constructive termination.

6.10 Waiver of Common Law Damages and Employment Acknowledgments. By participating in this Plan and accepting any RSUs or Options hereunder, the Participant:

(a) acknowledges and agrees that the Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any grants of RSUs or Options that would have accrued to the Participant after the Participant's Termination Date. For clarity, except for the minimum period of notice of termination required to be provided pursuant to applicable employment standards legislation (if any and only if required by such legislation), no period of common law reasonable notice shall be used for purposes of calculating a Participant's entitlements under the Plan, or any agreement entered into in connection with same, including any Grant Agreement;

(b) waives the right to receive damages or payment in lieu of any forfeited remuneration or grant under the Plan, or any agreement entered into in connection with same, including any Grant Agreement,

(c) that would have accrued or been provided during any common law reasonable notice period that exceeds Participant's minimum statutory notice of termination period under the applicable employment standards legislation (if any and if applicable);

(d) represents, warrants and acknowledges that:

(i) Participant has received a copy of the Plan;

(ii) the terms and conditions of the Plan are fair and reasonable and Participant will not make a claim to the contrary; and

(iii) Participant has read and understood the Plan and any agreement entered into in connection with same, including any applicable Grant Agreement, and agrees to the terms and conditions thereof including, without limitation, those terms, conditions and definitions set out in Section 4.7 (Award of Restricted Share Units - Termination of Employment or Service) or Section 5.8 (Grant of Options - Termination of Employment or Service) and Section 6.5 (Clawback Provision); and

(e) specifically represents, warrants and acknowledges that the Participant has read and understood the terms and conditions set out in this Section 6.10, which

(i) state that a Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any grants of RSUs or Options that would have accrued to the Participant after the Participant's Termination Date; and

(ii) have effect that no period of contractual or common law reasonable notice of termination that exceeds a Participant's minimum statutory notice of termination period under applicable employment standards legislation (if any and if applicable), shall be used for the purposes of calculating a Participant's entitlement under the Plan.

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6.11 Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.12 Compliance with Applicable Law:

(a) If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b) The award of RSUs, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of an RSU, the grant of an Option or the issue of a Common Share upon the vesting of an RSU or exercise of an Option, as applicable, that RSU may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the RSUs, the Options and the Common Shares issuable pursuant to the RSUs and Options, as applicable, have been registered under the 1933 Act, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act, as determined by the Corporation in its sole discretion.

6.13 Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.14 Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.15 Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A-1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. RSUs awarded to U.S. Participants are intended to be exempt or to comply with Section 409A of the Code, to the extent it is applicable, and the Plan and RSU Agreements will be construed and administered accordingly. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and additional taxes under Section 409A of the Code, amounts that would otherwise be payable under to the Plan during the six (6) month period immediately following a U.S. Participant's Termination Date for RSUs intended to comply with Section 409A of the Code shall instead be paid on the first payroll date after the six (6)-month anniversary of the U.S. Participant's Termination Date (or the U.S. Participant's death, if earlier). Although the Corporation intends Options and RSUs granted to U.S. Participants either to be exempt from Section 409A or to comply with it, the Corporation makes no representation or guaranty as to the tax treatment of such Options and RSUs. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Corporation nor any affiliate, nor any employee or director of the Corporation or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

ADOPTED the 16 day of June, 2026.

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EXHIBIT A

[THE RSUS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERM "UNITED STATES" IS AS DEFINED IN REGULATION S UNDER THE 1933 ACT.]

RSU AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the "RSU Grant Date") Largo Inc. (the "Corporation") has granted to ___________________________________________ (the "Participant"), ______________ RSUs pursuant to the Corporation's Amended and Restated Share Compensation Plan dated effective June 16, 2026 (the "Plan"), a copy of which has been provided to the Participant.

RSUs are subject to the following terms:

(a) Pursuant to the Plan and as compensation to the Participant, the Corporation hereby grants to the Participant, as of the RSU Grant Date, the number of RSUs set forth above.

(b) The granting and vesting of the RSUs and the payment by the Corporation of any payout in respect of any Vested RSUs (as defined below) are subject to the terms and conditions of the Plan, this RSU Agreement, and the Receipt of Redemption Notice by the Corporation, all of which are incorporated into and form an integral part of this RSU Agreement.

(c) Provided the Participant's Termination Date does not occur prior to the dates specified below, the RSUs shall become vested RSUs (the "Vested RSUs") in accordance with the following schedule:

(i) ● on the 6 month anniversary of the RSU Grant Date;

(ii) ● on the 12 month anniversary of the RSU Grant Date;

(iii) ● on the 18 month anniversary of the RSU Grant Date; and

(iv) ● on the 24 month anniversary of the RSU Grant Date (each a "Vesting Date").

(d) [The Restriction Period, being the period during which a Redemption Notice may be delivered to the Corporation in respect of the RSUs evidenced by this RSU Agreement, is ●.]

(e) As soon as reasonably practicable following the receipt by the Corporation of the Redemption Notice (but for U.S. Participants, no later than 60 days following the date on which the RSUs become vested as such term is defined in Section 4.3(a)(iii)), or, if the Participant is not a U.S. Participant (as defined in the Plan), the Participant shall be entitled to receive, and the Corporation shall issue (or provide a payout) with respect to those Vested RSUs in the Participant's Account to which the Vesting Date relates in the form of one (1) Common Share issued from treasury for each Vested RSU, subject to any applicable Withholding Obligations.

(f) The Participant acknowledges that:

(i) he or she has received and reviewed a copy of the Plan; and

(ii) the RSUs have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this RSU Agreement, including with respect to termination and forfeiture as set out in section 4.7 of the Plan.

2026 MANAGEMENT INFORMATION CIRCULAR | 17

Participant
initials

________ I have read, and I understand, section (f) above and section 4.7 of the Plan.

Notwithstanding anything to the contrary in this RSU Agreement:

(a) Subject to extension as provided under section 4.7 of the Plan, all vesting and issuances or payments, as applicable, in respect of an RSU evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the RSU Grant Date;

(b) any RSU granted, or awarded to the Participant, and any Common Shares issued thereunder, and any amount received by the Participant with respect to any such RSU, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from the Participant for the benefit of the Corporation, and the Participant will forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this RSU Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

The grant of the RSUs evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these RSUs and the vesting of the RSUs. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Corporation that under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive RSUs. The Corporation may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Corporation, acting in its sole discretion.

In the event of any inconsistency between the terms of this RSU Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

Participant Acknowledgement, Representation and Waiver.

Participant initials __________	I understand that the Corporation is relying on my acknowledgement, representation and waiver in granting the RSU to me under this agreement.

Participant initials __________	Before accepting this agreement, I have had the opportunity to receive independent legal advice from my own counsel with respect to the terms of the Plan and this agreement, and I understand the risks associated with acquiring Common Shares pursuant to the Plan.

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Participant initials _________	I represent that the provisions of the Plan and this agreement that impose limitations and forfeiture consequences in relation to the termination for any reason whatsoever of my status as an Eligible Person have been adequately brought to my attention, and I have read and understood them.

Participant initials _________	Accordingly, I waive irrevocably any right I may have to assert that the terms of the Plan and this agreement should not be binding on me because they were not brought to my attention, were not read by me, or were not understood by me, even if, before signing this agreement and despite my representation to the contrary, I did not in fact fully read and understand the Plan and this agreement.

Each of the parties has executed and delivered this agreement as of the RSU Grant Date.

LARGO INC.

Authorized Signatory	Signature of Participant

Name of Participant

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EXHIBIT B

REDEMPTION NOTICE

TO: Largo Inc. (the "Corporation")

Pursuant to the Corporation's Amended and Restated Share Compensation Plan dated effective June 16, 2026 (the "Plan") and the Participants RSU Agreement, the undersigned hereby elects to redeem:

[check one]

☐ (a) _______________ of the undersigned's vested RSUs; or

[insert number]

☐ (b)  ALL of the undersigned's vested RSUs,

on ____________________________.

[insert date of redemption]

The undersigned hereby elects to redeem:

____________ % of the vested RSUs by receiving the RSU Cash Equivalent, subject to the consent of the Administrators. The undersigned further confirms that, pursuant to section 4.4(d) of the Plan, the Participant instructs the Corporation to withhold and remit such RSU Cash Equivalent to the applicable taxation authorities on account of any Withholding Obligations of the Corporation.

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No Common Shares shall at any time be issued or other compensation paid in respect of any RSUs which have been forfeited or terminated under the Plan or on account of damages relating to any RSUs which have been forfeited or terminated under the Plan.

The undersigned understands and agrees that the granting and redemption of these RSUs are subject to the terms and conditions of the Plan which is incorporated into and forms a part of this Redemption Notice.

DATED this ____  day of  _______________, 20___.

Signature of Participant

Name of Participant

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EXHIBIT C

[THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERM "UNITED STATES" IS AS DEFINED IN REGULATION S UNDER THE 1933 ACT.]

OPTION AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ Largo Inc. (the "Corporation") has granted to ___________________________________________ (the "Participant"), Options to acquire ______________ Common Shares (the "Optioned Shares") up to 4:30 p.m. Pacific Time on the __________ day of ____________________, __________ (the "Option Expiry Date") at an exercise price of Cdn$____________ per Optioned Share pursuant to the Corporation's Amended and Restated Share Compensation Plan dated effective June 16, 2026 (the "Plan"), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a) [insert vesting provisions]; and

(b) [insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Corporation for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The expiry of the Option will be accelerated if the Participant ceases to be an Eligible Person, as set out in further detail in Section 5.8 of the Plan.

Notwithstanding anything to the contrary in this Option Agreement, any Option granted to the Participant, and any Optioned Shares issued thereunder, and any amount received by the Participant with respect to any such Option or Optioned Shares, shall be subject to cancellation, rescission, forfeiture, recovery, or other action in accordance with the terms of the clawback policy of the Corporation as it may be amended, replaced, or restated from time to time (the "Clawback Policy"). The Corporation will have a right to cancel, rescind, or otherwise recover from such Participant for the benefit of the Corporation, and such Participant will be required to forfeit or repay to the Corporation the amount determined by the Administrators in accordance with the Clawback Policy. The Participant agrees and consents to the Corporation's application, implementation and enforcement of (a) the Clawback Policy or any similar policy established by the Corporation that may apply to the Participant and (b) any provision of applicable law relating to cancellation, rescission, forfeiture, recovery, or other action, and expressly agrees that the Corporation may take such actions as are necessary to effectuate the Clawback Policy, any similar policy (as applicable to the Participant) or applicable law without further consent or action being required by the Participant. To the extent that the terms of this Option Agreement and the Clawback Policy or any similar policy conflict, then the terms of such policy shall prevail.

Participant initials _________	I have read, and I understand, the two foregoing paragraphs, Sections 5.8 and 6.5 of the Plan, and the Clawback Policy

The Participant represents and warrants that under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options. The Participant understands that the Options may not be exercised in the United States unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Corporation may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of exemption under the 1933 Act as is satisfactory to the Corporation, acting in its sole discretion.

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In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

Participant Acknowledgement, Representation and Waiver.

Participant initials _________	I understand that the Corporation is relying on my acknowledgement, representation and waiver in granting the Option to me under this agreement.
Participant initials _________	Before accepting this agreement, I have had the opportunity to receive independent legal advice from my own counsel with respect to the terms of the Plan and this agreement, and I understand the risks associated with acquiring Common Shares pursuant to the Plan
Participant initials _________	I represent that the provisions of the Plan and this agreement that impose limitations and forfeiture consequences in relation to the termination for any reason whatsoever of my status as an Eligible Person have been adequately brought to my attention, and I have read and understood them.
Participant initials _________	Accordingly, I waive irrevocably any right I may have to assert that the terms of the Plan and this agreement should not be binding on me because they were not brought to my attention, were not read by me, or were not understood by me, even if, before signing this agreement and despite my representation to the contrary, I did not in fact fully read and understand the Plan and this agreement.

Each of the parties has executed and delivered this agreement as of the date noted at the beginning of this agreement.

LARGO INC.

Authorized Signatory	Signature of Participant

Name of Participant

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EXHIBIT D

NOTICE OF OPTION EXERCISE

TO: Largo Inc. (the "Corporation")

FROM: ___________________________

DATE: ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Corporation's Amended and Restated Share Compensation Plan dated effective June 16, 2026 (the "Plan"), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

☐ (a) all of the Optioned Shares (as defined in the Option Agreement); or

☐ (b) _______________ of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total exercise price:

(i) number of Optioned Shares to be acquired on exercise __________

Optioned Shares

(ii) multiplied by the Exercise Price per Optioned Share: $ __________

TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):   $ __________

I hereby:

☐ (a) unless this is a cashless exercise, enclose a cheque payable to "Largo Inc." for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Corporation for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

☐ (b) advise the Corporation that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Corporation to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Corporation for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

_____________________________________________________

_____________________________________________________

Signature of Participant

Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

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LARGO INC.

By:
[Name]
[Title]

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SCHEDULE C
SHARE COMPENSATION PLAN RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Amended and Restated Share Compensation Plan, as approved by the Company's Board on May 6, 2026, and substantially in the form in the copy of such Amended and Restated Share Compensation Plan attached as Schedule B to the management information circular of the Company dated May 6, 2026, be and is hereby approved, and confirmed, subject to such amendments: (a) as may be required by the TSX or the NASDAQ; or (b) that are consistent with the requirements of the TSX or the NASDAQ as may be determined from time to time by the Board;

2. all unallocated Common Shares, RSUs, and Options under the Amended and Restated Share Compensation Plan are hereby authorized, and approved, which approval shall be effective until June 16, 2029, being the date that is three (3) years from the date where shareholder approval is being sought;

3. the Board be and is hereby authorized to reserve a sufficient number of Common Shares to satisfy the requirement of the Amended and Restated Share Compensation Plan; and

4. any one (1) director or senior officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

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Corporate Office

199 Bay Street

Commerce Court West, Suite 5300

Toronto, ON Canada M5L 1B9

T: +1 416 861 9797

Investor Relations

Vera Abdo

Investor Relations Consultant

T: +1 640 223 6956

E: largoir@mzgroup.com

Transfer Agent
TSX Trust Company

100 Adelaide Street West

Suite 301

Toronto, ON M5H 4H1

T: +1 866 600 5869 | +1 416 342 1091

E: tsxtis@tmx.com

W: www.tsxtrust.com

Auditors

KPMG LLP

TSX LGO

NASDAQ LGO

www.largoinc.com